02036968

FORM 6-K

PE
4-3002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

For the months of April 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

RECEIVED
MAY 17 2002
WASH, D.C. 151 SECTION

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

Enclosure:

1. Translations of Announcements required to be made to the Capital Markets Board of Turkey

2. Quarterly Interim Report of Turkcell, submitted to Turkish Capital Markets Board

1

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.Ş.

Turkcell Plaza,
Meşrutiyet Cad. No:153
Tepebaşı 80050 Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 53 90

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

Special Subjects:

It was asserted by various press agencies on 19 April 2002 that, with respect to the legal action brought before Danistay by Kamu Isletmeciligini Gelistirme Merkezi Vakfi (*Foundation for Center of Development of Public Administration*) (KIGEM) in 1998 regarding the GSM license and concession agreement ("License Agreement") dated 27 April 1998 executed by and between the Ministry of Transportation and our Company, 10th Circuit of Danistay annulled Article 8, subarticle 2, governing the Payments to be Made to the Treasury on Gross Income. As the above-mentioned agreement has been renewed as per Provisional Article 2 of Law No. 4673 with the Telecommunications Authority and became effective on 12 February 2002, provisions of prior license agreement have been repealed as of that date and above-mentioned court decision has no effect on our Company.

TURKCELL ILETISIM HIZMETLERI A.Ş.

Koray Öztürkler	Ekrem Tokay
Investor Relations	Chief Financial Officer
19.04.2002, 16:00	19.04.2002, 16:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

Special Subjects:

10th Circuit of Danistay has resolved on our claim to exclude VAT, Education Fund and Wireless General Directorate License and Frequency usage fees while calculating the gross income amount 15% of which has to be paid to the Treasury. Danistay has concluded that VAT should be added in the calculation of the gross income, whereas, by concluding in accordance with our Company's request and benefit, Education Fund and Wireless General Directorate License and Frequency usage fees should not be included in the gross income as such application would be contrary to Article 8 of the License Agreement. Our Company will take necessary legal actions to appeal to Danistay's decision regarding inclusion of the VAT amount to the gross income definition within its legal period.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Öztürkler	Ekrem Tokay
Investor Relations	Chief Financial Officer
19.04.2002, 17:00	19.04.2002, 17:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

Special Subjects:

The Board of Directors of Turkcell Iletisim Hizmetleri A.Ş. has resolved unanimously on the following matters at its meeting held on 24 April 2002.

1. General Assembly of Shareholders of Turkcell Iletisim Hizmetleri A.Ş. for the year of 2001 be held at the address of Yapı Kredi Plaza, A Blok Conference Hall, Büyükdere Caddesi Levent 80620 Istanbul on 7 June 2002, Friday at 15:00 to discuss the items of the attached agenda, legal procedure regarding the General Assembly be complied within mandatory period;
2. Article 3 captioned "Objectives and Subject" of the Articles of Association of the Company be amended in accordance with the transcript attached, necessary permissions from the Capital Markets Board and Internal Trade General Directorate of the Ministry of Industry and Trade be obtained.

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.Ş.

Koray Öztürkler	Ekrem Tokay
Investor Relations	Chief Financial Officer
25.04.2002, 09:00	25.04.2002, 09:00

2

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
31 MART 2002 ve 2001 TARİHLERİ İTİBARİYLE AYRINTILI BİLANÇOLARI

(Birim - Milyon TL)

	Not	Cari Dönem 31 Mart 2002	Önceki Dönem 31 Mart 2001
AKTİF (VARLIKLAR)			
I.DÖNEN VARLIKLAR		**1.271.338.149**	**610.767.097**
A. Hazır Değerler	30	**418.520.685**	**137.580.159**
1. Kasa		61.412	42.033
2. Bankalar		401.482.084	137.197.923
3. Diğer Hazır Değerler		16.977.189	340.203
B. Menkul Kıymetler		**163.266**	**367.794**
1. Hisse Senetleri		-	-
2. Özel Kesim Tahvil,Senet ve Bonoları		-	-
3. Kamu Kesimi Tahvil,Senet ve Bonoları	11, 20, 21	163.266	367.794
4. Diğer Menkul Kıymetler		-	-
5. Menkul Kıymet Değer Düşüklüğü Karşılığı (-)		-	-
C. Kısa Vadeli Ticari Alacaklar	10, 17, 30	**284.420.041**	**206.209.390**
1. Alıcılar		429.494.061	293.046.664
2. Alacak Senetleri		29.190.593	21.658.287
3. Verilen Depozito ve Teminatlar		-	-
4. Diğer Kısa Vadeli Ticari Alacaklar		-	-
5. Alacak Reeskontu (-)	11	(1.078.508)	(1.544.940)
6. Şüpheli Alacaklar Karşılığı (-)	11, 25	(173.186.105)	(106.950.621)
D. Diğer Kısa Vadeli Alacaklar		**167.318.636**	**41.250.333**
1. Ortaklardan Alacaklar	10, 30	54.093.087	5.625.096
2. İştiraklerden Alacaklar	10, 30	82.097.920	3.326.947
3. Bağlı Ortaklıklardan Alacaklar	10, 30	2.305.980	3.298.151
4. Kısa Vadeli Diğer Alacaklar	22, 30	28.821.649	29.000.139
5. Alacak Reeskontu (-)		-	-
6. Şüpheli Alacaklar Karşılığı (-)		-	-
E. Stoklar	11	**11.285.597**	**17.344.132**
1. İlk Madde ve Malzeme		-	-
2. Yarı Mamuller		-	-
3. Ara Mamüller		-	-
4. Mamüller		-	-
5. Emtia		11.792.596	16.375.919
6. Diğer Stoklar		241.625	968.213
7. Stok Değer Düşüklüğü Karşılığı (-)		(748.624)	-
8. Verilen Şipariş Avansları		-	-
F. Diğer Dönen Varlıklar	22, 30	**389.629.924**	**208.015.289**
II. DURAN VARLIKLAR		**2.327.757.764**	**2.073.178.783**
A. Uzun Vadeli Ticari Alacaklar		**14.018.661**	**493.315**

1. Alıcılar		-	-
2. Alacak Senetleri		-	-
3. Verilen Depozito ve Teminatlar	30	527.008	493.315
4. Diğer Uzun Vadeli Ticari Alacaklar	22	13.491.653	-
5. Alacak Reeskontu (-)		-	-
6. Şüpheli Alacaklar Karşılığı (-)		-	-
B. Diğer Uzun Vadeli Alacaklar		**13.528**	**220.851**
1. Ortaklardan Alacaklar		-	-
2. İştiraklerden Alacaklar		-	-
3. Bağlı Ortaklıklardan Alacaklar		-	-
4. Uzun Vadeli Diğer Alacaklar		13.528	220.851
5. Alacak Reeskontu		-	-
6. Şüpheli Alacaklar Karşılığı		-	-
C. Finansal Duran varlıklar	11, 20	**64.026.654**	**107.892.747**
1. Bağlı Menkul Kıymetler		-	-
2. Bağlı Menkul Kıy.Değ.Düş.Karşılığı (-)		-	-
3. İştirakler	26	114.978.109	89.090.227
4. İştiraklere Sermaye Taahhütleri (-)	26	-	-
5. İştirakler Değer Düşüklüğü Karşılığı (-)	26	(86.019.551)	(13.766.010)
6. Bağlı Ortaklıklar	26	38.193.159	38.193.159
7. Bağlı Ortaklıklara Sermaye Taahhütleri (-)	26	(96.704)	(3.731.854)
8. Bağlı Ortaklıklar Değer Düşüklüğü Karş. (-)	26	(3.028.359)	(1.892.775)
9. Diğer Finansal Duran Varlıklar		-	-
D. Maddi Duran Varlıklar	8, 11, 15, 16, 29	**2.099.447.798**	**1.787.088.470**
1. Arazi ve Arsalar		326.007	326.007
2. Yerüstü ve Yeraltı Düzenleri		-	-
3. Binalar		42.002.454	39.093.359
4. Makine, Tesis ve Cihazlar		2.641.452.742	1.928.027.477
5. Taşıt Araç ve Gereçleri		2.203.178	3.019.345
6. Döşeme ve Demirbaşlar		69.551.247	60.120.545
7. Diğer Maddi Duran Varlıklar		42.968.633	37.644.433
8. Birikmiş Amortismanlar (-)		(854.183.128)	(434.916.888)
9. Yapılmakta Olan Yatırımlar	8	137.379.329	76.516.032
10. Verilen Sipariş Avansları		17.747.336	77.258.160
E. Maddi Olmayan Duran varlıklar	11	**139.742.279**	**134.708.550**
1. Kuruluş ve Teşkilatlanma Giderleri		-	-
2. Haklar		126.468	16.252
3. Araştırma ve Geliştirme Giderleri		-	-
4. Diğer Maddi Olmayan Duran Varlıklar	22	139.615.811	134.692.298
5. Verilen Avanslar		-	-
F. Diğer Duran Varlıklar	22	**10.508.844**	**42.774.850**
AKTİF TOPLAMI		**3.599.095.913**	**2.683.945.880**

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
31 MART 2002 ve 2001 TARİHLERİ İTİBARİYLE AYRINTILI BİLANÇOLARI

(Birim - Milyon TL)

	Not	Cari Dönem 31 Mart 2002	Önceki Dönem 31 Mart 2001
PASİF (KAYNAKLAR)			
I. KISA VADELİ BORÇLAR		**2.022.284.687**	**1.094.942.901**
A. Finansal Borçlar	30	**570.128.897**	**496.281.751**
1. Banka Kredileri		36.856	7.775
2. Uzun Vadeli Krd. Anapara Taksit ve Faizleri		570.092.041	496.273.976
3. Tahvil Anapara ve Faizleri		-	-
4. Çıkarılmış Bonolar ve Senetler		-	-
5. Diğer Finansal Borçlar		-	-
B. Ticari Borçlar		**399.888.876**	**188.990.421**
1. Satıcılar	10, 30	399.888.876	188.486.754
2. Borç Senetleri		-	512.741
3. Alınan Depozito ve Teminatlar		-	-
4. Diğer Ticari Borçlar		-	-
5. Borç Reeskontu (-)		-	(9.074)
C. Diğer Kısa Vadeli Borçlar		**252.120.644**	**162.435.422**
1. Ortaklara Borçlar	10	-	46.292
2. İştiraklere Borçlar		-	-
3. Bağlı Ortaklıklara Borçlar		-	-
4. Ödenecek Giderler		-	-
5. Ödenecek Vergi, Harç ve Diğer Kesintiler		235.828.321	91.037.014
6. Ertelenen ve Taksite Bağlanan Devlet Alacakları		16.085.507	70.591.518
7. Kısa Vadeli Diğer Borçlar	30	206.816	760.598
8. Borç Reeskontu (-)		-	-
D. Alınan Sipariş Avansları		**259.844**	**490.443**
E. Borç ve Gider Karşılıkları		**799.886.426**	**246.744.864**
1. Vergi Karşılıkları		-	-
2. Diğer Borç ve Gider Karşılıkları	13, 22	799.886.426	246.744.864
II. UZUN VADELİ BORÇLAR		**1.544.550.733**	**1.588.830.819**
A. Finansal Borçlar		**1.529.903.746**	**1.568.137.439**
1. Banka Kredileri	30	1.529.903.746	1.568.137.439
2. Çıkarılmış Tahviller		-	-
3. Çıkarılmış Diğer Menkul Kıymetler		-	-
4. Diğer Finansal Borçlar		-	-
B. Ticari Borçlar		**310.131**	**-**
1. Satıcılar		310.131	-
2. Borç Senetleri		-	-
3. Alınan Depozito ve Teminatlar		-	-
4. Diğer Ticari Borçlar		-	-
5. Borç Senetleri Reeskontu (-)		-	-

C. Diğer Uzun Vadeli Borçlar		**3.921.432**	**12.765.184**
1. Ortaklara Borçlar		-	-
2. İştiraklere Borçlar		-	-
3. Bağlı Ortaklıklara Borçlar		-	-
4. Ertelenen ve Taksite Bağlanan Devlet Alacakları	34	3.921.432	12.765.184
5. Uzun Vadeli Diğer Borçlar		-	-
6. Borç Reeskontu (-)		-	-
D. Alınan Sipariş Avansları		-	-
E. Borç ve Gider Karşılıkları		**10.415.424**	**7.928.196**
1. Kıdem Tazminatı Karşılıkları	11	6.478.512	2.559.680
2. Diğer Borç ve Gider Karşılıkları		3.936.912	5.368.516
III. ÖZ SERMAYE	2, 3, 4, 5	**32.260.493**	**172.160**
A. Sermaye	2	**500.000.000**	**263.766.255**
B. Sermaye Taahhütleri (-)		-	-
C. Emisyon Primi		**269.324**	-
D. Yeniden Değerleme Değer Artışı	11, 29	-	-
1. Duran Varlıklardaki Değer Artışı		-	-
2. İştiraklerdeki Değer Artışı		-	-
3. Borsada Oluşan Değer Artışı		-	-
E. Yedekler		**1.154**	**67.374.486**
1. Yasal Yedekler		70	70
2. Statü Yedekleri		-	-
3. Özel Yedekler		-	-
4. Olağanüstü Yedekler		1.084	1.084
5. Maliyet Artış Fonu		-	-
6. Serm. Ekl. İşt. His.ve Gayr. Satış Kazançları		-	-
7.Geçmiş Yıl Karı		-	67.373.332
F. Net Dönem Karı		**283.582.389**	-
G. Dönem Zararı (-)		-	**(158.791.808)**
H. Geçmiş Yıllar Zararları (-)		**(751.592.374)**	**(172.176.773)**
1. 1993.Yılı Zararı		-	-
2. 1994 Yılı Zararı		-	-
3. 1995 Yılı Zararı		-	-
4. 1996 Yılı Zararı		-	-
5. 1997 Yılı Zararı		-	-
6. 1998 Yılı Zararı		-	-
7. 1999 Yılı Zararı		-	-
1. 2000 Yılı Zararı		(104.803.440)	(172.176.773)
2. 2001 Yılı Zararı		(646.788.934)	-
PASİF TOPLAMI		**3.599.095.913**	**2.683.945.880**

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
31 MART 2002 ve 2001 TARİHLERİNDE SONA EREN ÜÇ AYLIK DÖNEMLERE AİT
AYRINTILI GELİR TABLOLARI

(Birim - Milyon TL)

	Not	Cari Dönem 31 Mart 2002	Önceki Dönem 31 Mart 2001
A- Brüt Satışlar	5, 11	**633.842.272**	**443.211.812**
1- Yurtiçi Satışlar		594.654.868	418.272.481
2- Yurtdışı Satışlar		28.457.825	17.377.049
3- Diğer Satışlar		10.729.579	7.562.282
B- Satışlardan İndirimler (-)		**(5.676.369)**	**(8.999.076)**
1- Satıştan İadeler (-)		(5.288.324)	(8.923.263)
2- Satış İskontoları (-)		(388.045)	(75.813)
3- Diğer indirimler (-)		-	-
C- Net Satışlar		**628.165.903**	**434.212.736**
D- Satışların Maliyeti (-)	1, 2, 5, 8	**(388.309.731)**	**(285.156.793)**
BRÜT SATIŞ KARI veya ZARARI		**239.856.172**	**149.055.943**
E- Faaliyet Giderleri (-)		**(151.908.560)**	**(156.789.914)**
1- Araştırma ve Geliştirme Giderleri (-)		-	-
2- Pazarlama, Satış ve Dağıtım Giderleri (-)	2	(98.555.010)	(111.068.071)
3- Genel Yönetim Giderleri (-)	1, 2, 5, 7, 8	(53.353.550)	(45.721.843)
ESAS FAALİYET KARI veya ZARARI		**87.947.612**	**(7.733.971)**
F- Diğer Faaliyetlerden Gelirler ve Karlar		**202.593.737**	**116.495.112**
1- İştiraklerden Temettü Geliri		-	-
2- Bağlı Ortaklıklardan Temettü Geliri		-	-
3- Faiz ve Diğer Temettü Gelirleri	6	23.892.820	23.151.020
4- Faaliyetle İlgili Diğer Gelirler ve Karlar	Binanço Dipnotu 22	178.700.917	93.344.092
G- Diğer Faaliyetlerden Giderler ve Zararlar (-)		**(71.222.608)**	**(2.819.023)**
H- Finansman Giderleri (-)	2, 3, 4, 6	**(124.509.848)**	**(310.250.323)**
1- Kısa Vadeli Borçlanma Giderleri (-)		(65.288.494)	(42.454.312)
2- Uzun Vadeli Borçlanma Giderleri (-)		(59.221.354)	(267.796.011)
FAALİYET KARI veya ZARARI		**94.808.893**	**(204.308.205)**
I- Olağanüstü Gelirler ve Karlar		**189.368.756**	**48.886.351**
1- Konusu Kalmayan Karşılıklar	13, Bilanço Dipnotu 33	183.786.202	47.815.497
2- Önceki Dönem Gelir ve Karları		668.865	5.202
3- Diğer Olağanüstü Gelirler ve Karlar		4.913.689	1.065.652
J- Olağanüstü Giderler ve Zararlar (-)		**(595.260)**	**(3.369.954)**
1- Çalışmayan Kısım Giderleri ve Zararları (-)		-	-
2- Önceki Dönem Gider ve Zararları (-)		(584.073)	(2.248.337)
3- Diğer Olağanüstü Giderler ve Zararlar (-)	Binanço Dipnotu 22	(11.187)	(1.121.617)

DÖNEM KARI veya ZARARI	**283.582.389**	**(158.791.808)**
K- Ödenecek Vergi ve Diğ. Yasal Yük. Karş. (-)	**-**	**-**
NET DÖNEM KARI veya ZARARI	**283.582.389**	**(158.791.808)**

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
31 MART 2002 VE 2001TARİHLERİ İTİBARİYLE
BİLANÇO DİPNOTLARI

(Tutarlar aksi belirtilmedikçe milyon TL olarak ifade edilmiştir.)

1 İşletmenin fiili faaliyet konusu:

Turkcell İletişim Hizmetleri Anonim Şirketi (Şirket), 5 Ekim 1993 tarihinde İstanbul'da kurulmuştur. Şirket'in faaliyet konuları, T.C. Ulaştırma Bakanlığı (Bakanlık) ile imzalanmış bulunan GSM (Global System for Mobile Communications) Pan Avrupa Mobil Telefon Sistemi ihalesinde öngörülen iş ve hizmetler ile PTT kanununa aykırı olmamak üzere, her türlü telefon, telekomünikasyon ve benzeri hizmetlerdir.

Şirket, 1993 yılında Türk Telekomünikasyon A.Ş. (Türk Telekom) ile bir gelir paylaşımı sözleşmesi imzalamış, bu sözleşme çerçevesinde, GSM standartlarında bir mobil telefon sistemini yatırım bedelini de karşılamak suretiyle gerçekleştirmekle sorumlu kılınmıştır. Abonelere yönelik ücretlerin tahakkuk ve tahsilatını ise Türk Telekom üstlenmiştir. 15 yıllık bir süreyi kapsayan bu sözleşmeye göre, Şirket, tesis ücretleri, aylık sabit ücretler ve konuşma ücretlerinden elde edilen gelirler üzerinden %32.9 oranında pay almıştır. Şirket, 27 Nisan 1998 tarihinde Bakanlık ile bir lisans sözleşmesi imzalamış ve bu sözleşme uyarınca 500 milyon Amerikan Doları lisans ücreti karşılığında 25 yıl süreli bir GSM işletme lisansı (Lisans) almaya hak kazanmıştır. Lisans sözleşmesi çerçevesinde, abonelere yönelik ücretlerin tahakkuk ve tahsilatı Şirket tarafından yapılmakta ve tahsilat riski Şirket tarafından üstlenilmektedir. Ayrıca, Şirket, abonelerinden elde ettiği brüt gelirin %15'ini her ay Türkiye Cumhuriyeti Hazine Müsteşarlığı'na (Hazine) Hazine Payı olarak ödemektedir.

Şirket, 4673 sayılı Kanunun Geçici 2. maddesi uyarınca, 23 Temmuz 2001 tarihinde Telekomünikasyon Kurumu (Kurum) ile yeni bir görev ve imtiyaz sözleşmesi imzalamıştır. Ancak, bir kısım maddeleri ile ilgili Danıştay görüşünün olumsuz olması sebebi ile sözkonusu sözleşme yürürlüğe girmemiştir. Danıştay'ın görüşleri doğrultusunda revize edilen yeni sözleşme Şirket tarafından 12 Şubat 2002 tarihinde imzalanmış ve Kurum'a gönderilmiştir. İmzalanan yeni sözleşme 13 Şubat 2002 tarihi itibariyle yürürlüğe girmiştir. Kurum ile imzalanan sözleşme gereği, yukarıda açıklanan Hazine Payı ödemesine ek olarak aynı matrah üzerinden hesaplanacak % 0.35 oranındaki bir payın yılda bir kez olmak üzere Kurum masraflarına katılım payı olarak Kurum'a ödenmesi gerekecektir.

2 Sermayenin %10 ve daha fazlasına sahip ortaklar:

31 Mart 2002 ve 2001 tarihleri itibariyle, Şirket ortaklarının pay oranları ve tutarları aşağıdaki gibidir:

	Pay Oranı (%)		Pay Tutarı	
Ortak Adı	**31 Mart 2002**	**31 Mart 2001**	**31 Mart 2002**	**31 Mart 2001**
Turkcell Holding A.Ş. (Turkcell Holding)	51,00	51,00	255,000,000	134,520,790
Sonera Holding BV (Sonera)	13,07	13,29	65,370,950	35,054,535
Diğer	22,04	25,25	110,156,725	66,600,980
Halka Açık	13,89	10,46	69,472,325	27,589,950
Toplam	**100,00**	**100,00**	**500,000,000**	**263, 766,255**

31 Mart 2002 tarihi itibariyle, çeşitli kuruluşlardan kullanılan kredilere karşılık rehin olarak tutulan Şirket hisseleri toplamı 178,341,735,416 (31 Mart 2001: 57,582,441,000 adet) adettir.

3 Sermayeyi temsil eden hisse senetlerine tanınan imtiyazlar (hisse senetleri tertipleri ve türleri itibari ile ayrı ayrı):

Hisse senetlerine tanınan imtiyaz bulunmamaktadır.

4 Kayıt sermayeli ortaklıklarda kayıtlı sermaye tutarı:

Şirket'in kayıtlı sermaye tavanı 500 Trilyon TL'dır (31 Mart 2001: 500 Trilyon TL).

5 Dönem içinde yapılan sermaye arttırımları ve kaynakları:

Şirket sermayesi dönem içinde aşağıdaki şekilde artırılarak 500 Trilyon TL'na çıkarılmıştır.

Arttırım Tarihi	Arttırım Tutarı	Nakit	Yedekler
16 Mayıs 2001	236,233,745	236,233,745	-

6 Dönem içinde ihraç edilen hisse senedi dışındaki menkul kıymetler:

Yoktur.

7 Dönem içinde itfa edilen borçlanmayı temsil eden menkul kıymetler:

Yoktur.

8 Cari dönemde duran varlık hareketleri :

	31 Mart 2002	31 Mart 2001
a. Satın alınan, imal veya inşa edilen maddi duran varlık maliyeti	17,306,532	46,607,567
b. Satılan veya hurdaya ayrılan maddi duran varlık maliyeti (-)	(2,860,327)	(2,519,838)
c. Cari dönemde ortaya çıkan yeniden değerleme artışları	-	-

31 Mart 2002 tarihinde sona eren dönemde, satın alınan, imal veya inşa edilen maddi duran varlık maliyeti içinde 37,377 TL (31 Mart 2001: 712,584 TL) tutarında aktifleştirilen finansman gideri bulunmaktadır.

d. Yapılmakta olan yatırımların niteliği, toplam tutarı, başlangıç ve bitiş tarihi ve tamamlanma derecesi :

31 Mart 2002 tarihi itibariyle:

Yatırım	Niteliği	Başlama Tarihi	Bitiş Tarihi	Toplam Harcama	Tamamlanma Derecesi (%)
Faz 9	GSM Şebeke Yatırımı	Mart 2001	Aralık 2005	136,143,594	29
VAS Projeleri	GSM Şebeke Yatırımı	**	Aralık 2002	497,048	*
Diğer Yatırımlar	Bina ve IT Yatırımları	**	Haziran 2002	738,687	*
				137,379,329	

31 Mart 2001 tarihi itibariyle:

Yatırım	Niteliği	Başlama Tarihi	Bitiş Tarihi	Toplam Harcama	Tamamlanma Derecesi (%)
Faz 8	GSM Şebeke Yatırımı	Ocak 2000	Haziran 2001	56,190,812	85
Faz 9	GSM Şebeke Yatırımı	Mart 2001	Aralık 2001	2,634,242	-
VAS ve Diğer	GSM Şebeke Yatırımı	**	Haziran 2001	17,690,978	*
				76,516,032	

* Aynı anda devam eden birçok *projeden oluştuğundan tamamlanma derecesi verilememektedir.*
** Muhtelif tarihlerde yapımı başlatılmış küçük çaplı projelerdir.

9 Cari ve gelecek dönemlerde yararlanılacak yatırım indiriminin toplam tutarı:

31 Mart 2002 tarihi itibariyle, Şirket'in yararlanabileceği yatırım indiriminin toplam tutarı aşağıdaki gibidir:

	31 Mart 2002
Devreden yatırım indirimi	2,950,272,030
Endeksleme	374,091,012
Cari dönem yatırım indirimi	13,044,989
Düzeltme +/(-)	(2,114,938)
Kullanılan yatırım indirimi (-)	-
Toplam	**3,335,293,093**

Önceki dönemlerde yatırım indirimine konu edilmiş bir kısım teşvikli yatırım malzemesinin dönem içinde satılması sebebiyle, bu malzemelere ait yatırım indirimi tutarı hakedilen yatırım indirimi tutarından düşülmüş ve yukarıdaki tabloda "Düzeltme" başlığı altında ayrıca gösterilmiştir. Yapılan satışlar Hazine'den alınan izin ile yapılmıştır.

10 İşletmenin ortaklar, iştirakler ve bağlı ortaklıklarla olan alacak-borç ilişkisi:

31 Mart 2002	Alacaklar		Borçlar	
	Ticari	Ticari Olmayan	Ticari	Ticari Olmayan
ORTAKLAR				
Sonera	-	4,255,280	-	-
Çukurova Investment N.V. (Çukurova Investment)	-	2,321,312	-	-
Genel Sigorta A.Ş. (Genel Sigorta)	-	-	570,441	-
Bilka Bilgi Kaynak ve İletişim Sanayi A.Ş. (Bilka)	-	167,093	-	-
Çukurova Holding A.Ş.	-	39,675,816	-	-
Yapı Kredi Bankası A.Ş. (Yapı Kredi)	69,025	7,673,586	-	-
Pamukbank T.A.Ş. (Pamukbank)	2,906	-	-	-
Toplam	**71,931**	**54,093,087**	**570,441**	**-**
İŞTİRAKLER				
Fintur Holdings B.V. (Fintur)	3,831,304	82,097,920	-	-
Toplam	**3,831,304**	**82,097,920**	**-**	**-**
BAĞLI ORTAKLIKLAR				
Global Bilgi Pazarlama, Danışma ve Çağrı Servisi Hizmetleri A.Ş. (Global)	-	215,897	1,592,820	-
Turktell Bilişim Servisleri A.Ş. (Turktell)	51,659	603,970	-	-
Kıbrıs Mobile Telekomünikasyon Limited (KKTCell)	3,631,467	1,209,366	-	-
Corbuss Kurumsal Telekom Servis Hizmetleri A.Ş. (Corbuss)	-	977	332,205	
Mapco İnternet ve İletişim Hizmetleri A.Ş. (Mapco)	-	275,770	116,332	-
Toplam	**3,683,126**	**2,305,980**	**2,041,357**	**-**
Genel Toplam	**7,586,361**	**138,496,987**	**2,611,798**	**-**

10.1 Ortaklar ile İlgili Bakiyeler

Ortaklardan ticari olmayan alacaklar, bu firmalara yansıtılan halka arz giderleri ve Takasbank kiralarından oluşmaktadır. Çukurova Holding A.Ş ve Yapı Kredi'den olan ticari olamayan alacaklar ise Şirket'in iştiraklerinden Fintur'un yeniden yapılandırılması ve ortaklık yapısının yeniden düzenlenmesine yönelik imzalanan niyet mektubu gereğince bu firmalara ödenen Fintur hisse satış bedelinden (Not 26) oluşmaktadır. Şirket'in ortaklarından Genel Sigorta'ya olan ticari nitelikteki borç tutarı bu firmadan yaptırılan çeşitli sigorta poliçelerinden oluşmaktadır.

10.2 İştirakler ile İlgili Bakiyeler

İştiraklerden ticari olmayan alacak tutarı, Şirket'in Fintur sermaye arttırımına kendi hissesi oranında katılımına istinaden, ileriki dönemlerde yapılacak sermaye artışları ile ilgili avanslardan oluşmaktadır. Ticari alacaklar ise bu şirkete sağlanan çeşitli hizmet bedellerinden oluşmaktadır.

10.3 Bağlı Ortaklıklar ile İlgili Bakiyeler

Bağlı ortaklıklardan ticari olmayan alacakların KKTCell, Turktell ve Global ile ilgili kısımları bu firmalara verilen çeşitli avanslar ve kira bedellerinden oluşmaktadır. Mapco bakiyesi ise bu firma ile ilgili olarak yapılan birtakım masrafların faturalanmasından oluşmuştur.

Bağlı ortaklıklardan Global'den olan ticari alacak simkart satış bedelinden kaynaklanmaktadır. KKTcell'den olan ticari alacaklar bu firma ile olan roaming ve simkart satışı ilişkisi sonucu oluşmuştur. Global'e olan ticari borç bakiyesi bu firmadan alınan abone hizmetlerinin faturalarından, Mapco'ya olan ticari borç bakiyesi bu firmadan alınan internet hizmetlerinin faturalarından, Corbuss'a olan ticari borçlar ise bu şirketten alınan sabit kıymetler ve kurumsal hizmet bedellerinden oluşmaktadır.

31 Mart 2001	**Alacaklar**		**Borçlar**	
	Ticari	**Ticari Olmayan**	**Ticari**	**Ticari Olmayan**
ORTAKLAR				
Sonera	41,764	3,291,521	-	46,292
Yapı Kredi	21,265	-	-	-
Çukurova Holding A.Ş.	-	225,265	-	-
Çukurova Investment	-	1,770,854	-	-
Genel Sigorta	-	-	694,758	-
Pamukbank	1,337	-	-	-
Murat Vargı Komünikasyon Sistemleri Holding A.Ş. (M V Holding)	-	149,998	-	-
Bilka	-	167,091	-	-
Acteon Limited (Acteon)	-	20,367	-	-
Toplam	**64,366**	**5,625,096**	**694,758**	**46,292**
İŞTİRAKLER				
Fintur	133,002	3,326,947	-	-
Toplam	**133,002**	**3,326,947**	**-**	**-**
BAĞLI ORTAKLIKLAR				
KKTCell	4,846,571	899,899	-	-
Global	2,261,348	131,728	-	-
Turktell	-	478,922	-	-
Corbuss	-	222,233	297,552	-
Mapco	-	817,739	-	-
Platco İnternet ve Altyapı Hizmetleri A.Ş. (Platco)	-	747,630	-	-
Toplam	**7,107,919**	**3,298,151**	**297,552**	**-**
Genel Toplam	**7,305,287**	**12,250,194**	**992,310**	**46,292**

11 Stoklar ve diğer bilanço kalemlerinde uygulanan değerleme, envanter ve amortisman ayırma yöntemleri, bunlarda ve diğer muhasebe politikalarında önceki dönemlere göre yapılan değişiklikler, bu değişikliklerin parasal etkileri ve işletmenin sürekliliği ile dönemsellik varsayımlarını değiştirecek muhtemel gelişmeler ve bunların gerekçeleri:

İlişikteki mali tabloların hazırlanışında takip edilen temel muhasebe ilkeleri aşağıda belirtilmiştir:

11.1 Şüpheli Alacaklar Karşılığı

Şirket yönetimi alacakların tahsil edilebilirliğini dönemsel olarak takip etmekte ve Lisans alım tarihinden bilanço tarihine kadar gerçekleşen tahsilat oranlarını esas alarak tahsili şüpheli alacaklardan doğabilecek muhtemel zararlar için karşılık ayırmaktadır.

11.2 Alacak ve Borç Reeskontu

Bilanço tarihi itibariyle Şirket'in Türk Lirası borç ve alacak senetleri ile vadeli çekleri T.C. Merkez Bankası'nca (TCMB) açıklanan oran (%70) esas alınarak, vadeye kalan gün sayısı üzerinden reeskonta tabi tutulmuştur.

Vadesi 3 ayı geçen senetsiz alacaklar ve borçlar bulunmamaktadır.

11.3 Stoklar

Stoklar aylık ortalama maliyet yöntemi ile değerlenmektedir. Ancak, net gerçekleşebilir değer, bahsi geçen ortalama maliyetin altına düştüğü takdirde, net gerçekleşebilir değer esas alınmaktadır. Envanterdeki varlıkların net gerçekleşebilir değerleri ile değerlenmeleri durumunda oluşan değer düşüş karşılıkları, " Genel Yönetim Giderleri" ve "Stok Değer Düşüklüğü Karşılığı" hesaplarında muhasebeleştirilmektedir.

11.4 Finansal Duran Varlıklar ve Menkul Kıymetler

Finansal duran varlıklar maliyet bedelleriyle kaydedilmektedir. Net defter değerinin maliyet bedelinden düşük olması durumunda, finansal duran varlıklar net defter değerleri ile değerlenmektedir. Finansal duran varlıkların net defter değerleri ile değerlenmeleri durumunda oluşan değer düşüş karşılıkları, " Diğer Faaliyetlerden Giderler ve Zararlar" ve "Finansal Duran Varlıklar" hesaplarında muhasebeleştirilmektedir.

Kamu kesimi tahvil, senet ve bonoları, repo yapılmış olanlar hariç, rayiç bedelleri ile değerlenmiştir. Repo yapılan menkul kıymetler ise maliyet bedellerine bilanço tarihi itibariyle kazanılmış faiz gelirleri ilave edilerek gösterilmiştir.

11.5 Maddi Duran Varlıklar ve Amortismanlar

Maddi duran varlıklar elde etme maliyetleri ile kayıtlara alınmaktadır. Ayrıca, yürürlükteki mevzuat çerçevesinde, arazi ve arsalar ile özel maliyetler dışındaki maddi duran varlıklar 31 Aralık 1998 tarihine kadar, T.C. Maliye Bakanlığı'nca açıklanan değerleme oranları kullanılarak yeniden değerlemeye tabi tutulmuştur. Şirket maddi duran varlıklarını 31 Mart 2002 ve 2001 tarihleri itibariyle yeniden değerlemeye tabi tutmamıştır (Not 29). Maddi duran varlıkların elde edilmeleriyle ilgili finansman giderleri yürürlükteki mevzuat çerçevesinde bu varlıkların maliyetlerine ilave edilmektedir.

Şirket maddi duran varlıklarını, muhtemel faydalı ömürlerini dikkate alarak, normal amortisman yöntemiyle amortismana tabi tutmaktadır.

Kullanılan amortisman yüzdeleri aşağıda gösterilmiştir.

	31 Mart 2002	31 Mart 2001
Binalar	2	2
Tesis, makine ve cihazlar	12.5 - 20	12.5 - 20
Taşıt araçları	20	20
Döşeme ve demirbaşlar	20	20
Özel maliyetler	20	20

11.6 Maddi Olmayan Duran Varlıklar ve İtfaları

Şirket'in maddi olmayan duran varlıkları, Lisans, bilgisayar programları ve telefon tesis bedellerinden oluşmakta ve kayıtlara maliyet bedeli üzerinden yansıtılmaktadır. Lisans bedeli dışındaki kıymetler 5 yıl, Lisans bedeli ise 25 yıl üzerinden itfa edilmektedir.

11.7 Kıdem Tazminatı Karşılığı

Yürürlükteki iş kanununa göre, Şirket, emeklilik dolayısıyla veya istifa ve iş kanununda belirtilen davranışlar dışındaki nedenlerle istihdamı sona eren çalışanlarına belirli bir toplu ödeme yapmakla yükümlüdür. Bu yükümlülük çalışılan her yıl için, 31 Mart 2002 tarihi itibariyle azami 1,076.4 TL (31 Mart 2001: 614.75 TL) olmak üzere, 30 günlük toplam brüt ücret ve diğer haklar esas alınarak hesaplanmaktadır.

Şirket, Sermaye Piyasası Kurulu (SPK) tarafından yayınlanan muhasebe ilke ve standartları uyarınca, 31 Aralık 1998 tarihi itibariyle olan toplam yükümlülük için 1999 yılından başlayarak 5 yıl boyunca eşit taksitlerle karşılık ayırmak ilkesini benimsemiştir. Bu şekilde hesaplanan kıdem tazminatı karşılığı 31 Mart 2002 tarihi itibariyle ilişikteki mali tablolarda 6,478,512 TL (31 Mart 2001: 2,559,680 TL) olarak yansıtılmıştır.

Şirket'in, çalışan personelin tamamının işine son vermesi halinde, 31 Mart 2002 tarihi itibariyle ödemesi gereken kıdem tazminatı tutarı 6,561,137 TL'dır (31 Mart 2001: 2,831,163 TL).

11.8 Yeniden Değerleme Değer Artış Fonu

Şirket, 1999 yılı öncesinde aktifinde kayıtlı olan maddi duran varlıklarını her yıl T.C. Maliye Bakanlığı'nca açıklanan değerleme oranları ile yeniden değerlemeye tabi tutmuş ve ortaya çıkan net değer artışlarını özkaynaklar kalemi altında "Duran Varlıklardaki Değer Artışı" hesabında izlemiştir. Şirket'in mali tablolarının SPK tarafından yayınlanan muhasebe ilke ve standartlarına uygun hale getirilmesi sırasında ortaya çıkan toplam 6,818,172 TL tutarındaki fon artışı yasal mevzuat çerçevesinde kullanılabilir nitelikte olmadığından, 31 Aralık 1999 tarihli mali tablolarda geçmiş yıl karları hesabına dahil edilmiştir.

11.9 Gelir ve Maliyet Tahakkukları

Gelir ve giderler tahakkuk esasına göre gelir tablosuna yansıtılmıştır.

11.10 Yabancı Para Birimi Kalemleri

Dönem içinde yabancı para birimi bazındaki işlemler, işlem tarihinde geçerli olan döviz kurlarından Türk Lirası'na çevrilmektedir. Bilançoda yer alan yabancı para birimi bazındaki varlıklar ve kaynaklar, bilanço tarihinde geçerli TCMB döviz kurları kullanılarak Türk Lirası'na çevrilmiştir.

Ayrıca, ilişikteki mali tablolarda dövizli borçlar SPK'nun öngördüğü şekilde dönem sonu döviz satış kuru dikkate alınarak değerlenmiştir.

11.11 Diğer Bilanço Kalemleri

Diğer bilanço kalemleri esas olarak kayıtlı değerleriyle yansıtılmışlardır.

12 Tebliğin 1 no'lu ekinde belirtilen bilanço tarihinden sonra ortaya çıkan ve açıklamayı gerektiren hususlara ilişkin bilgi:

12.1 Detayları Not 13.3'te açıklanan ve Danıştay 10. Dairesinde görülen dava mahkemenin gerekçeli kararının açıklanması ile sonuçlanmıştır. 17 Nisan 2002 tarihinde tebliğ edilen karar, Eğitime Katkı Payı (EKP) ve Frekans Kullanımı ve Ruhsat Ücretleri (TGM) üzerinden Hazine Payı hesaplanmasının mümkün olamayacağı ancak Katma Değer Vergisi (KDV) üzerinden Hazine Payı ödenmesi gerektiği yönünde olup, Şirket'in mevcut uygulamaları ile paralellik arzetmektedir.

Söz konusu karar her ne kadar temyiz edildiğinde kesinleşecekse de, temyiz mercii olan Danıştay İdari Dava daireleri Genel Kurulu daha önce, davalı idarelerin Danıştay 10. Dairesinin 16 Şubat 2000 tarihli yürütmenin durdurulması kararına itirazlarını reddetmek ve yürütmenin durdurulması kararının devamına karar vemek suretiyle bu konudaki görüşünün Şirket'in istemi yönünde olduğunu beyan etmiştir. Temyiz incelemesinde Danıştay 10. Dairesi'nin 15 Ekim 2001 gün ve 1999/5191 E., 2001/3532 K. sayılı kararını onayacağı konusunda hiçbir şüphe bulunmamaktadır.

13 Tebliğin 2 no'lu ekinde belirtilen şarta bağlı zararlar ile her türlü şarta bağlı kazançlara ilişkin bilgi:

13.1 Şirket'in, 27 Nisan 1998 tarihinde imzalamış olduğu lisans sözleşmesi 4673 sayılı kanunun geçici 2. maddesi uyarınca yenilenmiş ve 13 Şubat 2002 tarihinde Kurum tarafından da imzalanarak yürürlüğe girmiştir. Lisans sözleşmesi çerçevesinde, abonelere yönelik ücretlerin tahakkuk ve tahsilatı Şirket tarafından yapılmakta ve tahsilat riski Şirket tarafından üstlenilmektedir. Şirket abonelerinden elde ettiği brüt gelirinin %15'ini her ay Hazine'ye Hazine Payı olarak ödemekte ve yılda bir kez olmak üzere brüt gelirinin % 0.35'ini de Kurum masraflarına katılım payı olarak Kurum'a ödeyecektir.

Lisans sözleşmesi; yatırım planları, şebekenin işletilmesi, hizmet kalitesi, kapsama alanı, haksız rekabetin önlenmesi ve ulusal ve uluslararası GSM standartlarına uygunluğu içeren birtakım şartlar içermektedir. Bu şartlara uyulmaması durumunda, Şirket önemli cezalarla karşı karşıya kalabilecektir. Ayrıca, Şirket hakkında yargı yerlerince verilmiş iflas veya konkordato kararı olması, Şirket'in sözleşmedeki yükümlülüklerini yerine getirmediğinin ve verilen süre içinde durumunu düzeltmediğinin saptanması, Şirket'in tahsis edilen frekanslar dışında faaliyet gösterdiğinin belirlenmesi ve verilen süre içerisinde bu faaliyetine son vermemesi durumunda, Lisans sözleşmesi feshedilebilecektir.

Lisans sözleşmesi, 4501 sayılı kanunun geçici 1. maddesi ve Danıştay İdari İşler Kurulu'nun 5 Nisan 2001 tarih ve 2001/51 sayılı kararı gereğince, Uygulanacak Hukuk ve Uyuşmazlıkların Çözümü Ek Maddesi'ni de kapsamaktadır. Buna göre taraflar ortaya çıkan bir uyuşmazlıkta anlaşmaya varılamaması durumunda, çıkan uyuşmazlıkları öncelikle Lisans Koordinasyon Kurulu'nda görüşmelerle çözümleyeceklerdir. Sözkonusu uyuşmazlık Lisans Koordinasyon Kurulu'nda 30 gün içinde çözümlenemezse, taraflardan biri tarafından diğerine yapılacak bildirimi takip eden 15 gün içinde uyuşmazlığın çözümlenememesi halinde uyuşmazlık Uluslararası Ticaret Odası tahkim kuralları çerçevesinde aynı kurallara göre seçilecek üç hakem tarafından tahkim yoluyla çözümlenecektir. Ancak, Lisans sözleşmesinin olağanüstü durumlarda işletmenin askıya alınmasını düzenleyen 25. maddesi ile haberleşmenin gizliliği, milli güvenlik ve kamu düzeni konularını düzenleyen 44. maddesinden doğan uyuşmazlıklar tahkim kapsamı dışında tutulmuştur.

13.2 24 Nisan 1998 tarihinde, Şirket, Türk Telekom ile şebekelerini birbirine bağlamayı amaçlayan ve Şirket'in GSM şebekesinin santral, baz istasyonu, baz istasyon kontrol istasyonu ve ilgili diğer teçhizatı için Türk Telekom'un mevcut yer, bina, tesis, kule, enerji, devre, klima ve benzeri altyapı imkanlarından yararlanmasını sağlayan bir şebekelerarası irtibat ve işbirliği sözleşmesi imzalamıştır. Sözkonusu sözleşme, Lisans sözleşmesi yürürlükte kaldığı sürece yürürlükte kalacaktır.

Türk Telekom'un sözleşmede tanımlanan yükümlülüklerini yerine getirememesi, sözleşme hükümlerine uymaması veya sözleşmede tanımlanan ödemeleri yapamaması durumunda Şirket'in servis kalitesi ve finansal pozisyonu olumsuz yönde etkilenebilir.

13.3 Lisans sözleşmesinin 5. maddesi, brüt gelirleri tesis, sabit ve haberleşme ücretlerinin toplamı olarak belirtmektedir. Aynı sözleşmenin 8. maddesi, Şirket'in brüt gelirlerinin %15'inin her ay Hazine'ye Hazine Payı olarak ödenmesi gerekliliğini ortaya koymaktadır. Şirket yönetimi, yetkili mercilere ödenmesi amacıyla abonelere faturaladığı çeşitli vergi, fon ve kesintileri brüt gelir tanımının dışında tutarak Hazine Payı hesaplamasına katmamıştır. Bakanlık, 8 Kasım 1999 tarihli yazısında, Danıştay'ın mevcut uygulamanın Lisans sözleşmesine uygun olmadığı ve Lisans'ın alındığı tarihten itibaren geriye dönük olarak KDV, EKP ve TGM üzerinden de Hazine Payı hesaplanması gerekliliği hususundaki kararını Şirket'e ve diğer GSM operatörüne (Telsim Mobil Telekomünikasyon A.Ş.) bildirmiştir. Hazine, 18 Kasım 1999 tarihinde, Danıştay'ın kararı ve Bakanlık yazısına istinaden Şirket'ten sözkonusu tutarı yasal faizi ile birlikte ödenmesini talep etmiştir.

30 Kasım 1999 tarihinde, Şirket, Bakanlık ve Hazine aleyhine yürütmeyi durdurma istemiyle dava açmıştır. Danıştay, 16 Şubat 2000 tarihinde, KDV üzerinden hesaplanan Hazine Payı yönünden işlemlerin yürütülmesinin durdurulma isteminin reddine, EKP ve TGM üzerinden hesaplanan Hazine Payı yönünden ise işlemlerin yürütülmesinin durdurulmasına karar vermiştir. Kararın KDV ile ilgili kısmına Şirket, EKP ve TGM ile ilgili kısmına ise Hazine tarafından itiraz edilmiş fakat her iki tarafın itirazları da reddolunmuştur. 31 Mart 2002 tarihi itibariyle, Şirket Danıştay'ın 16 Şubat 2000 tarihli kararı gereği, KDV üzerinden de Hazine Payı hesaplamakta ve ödemektedir.

Yukarıda Not 12.1'de açıklanan şekilde sonuçlanan dava ile ilgili olarak SPK Muhasebe Standartları Dairesi'nin 10 Ağustos 2000 tarihli talebi doğrultusunda EKP ve TGM üzerinden anapara ve gecikme faizleri dahil olmak üzere ayrılan Hazine Payı karşılıkları kararın Şirket lehine olması sebebiyle ilişikteki mali tablolardan tenzil edilmiştir. 31 Mart 2002 tarihi itibariyle tenzil edilen karşılık tutarı 68,509,731 TL olup "Borç ve gider karşılıkları" ile "Konusu kalmayan karşılıklar" hesapları kullanılarak muhasebeleştirilmiştir. (Not 33).

13.4 Lisans sözleşmesi kapsamında her ay Hazine'ye ödenen % 15 oranındaki Hazine Payı ile ilgili olarak, Hazine, 2 Kasım 2000 tarihinde, Şirket'e bir yazı göndermiş ve Incoming Roaming, 8081 Bilgi Hattı, 8080 Finans Hattı, 7532 Tele Sekreter, 7500 Fatura Bilgi Hattı, SMS Geliri, Fax ve Data, Ayrıntılı Fatura, Hat Açma Kapama, Ünvan Değiştirme, Devir Ücreti, Kapama Ücreti, Şebekelerarası Geçiş Ücreti, Simkart Değişiklik Ücreti, Fal Servisi, Flash Haber, Fatura Güncelleme, Bilinmeyen Numaralar Servis Ücreti ve Gecikme Faizi Gelirlerinin (Ek Servis Gelirleri) de Lisans sözleşmesinin 8. maddesi çerçevesinde "Brüt Gelir" tanımına girdiğini ve dolayısıyla Hazine Payı matrahına dahil edilmesi gerektiğini bildirmiştir. Aynı yazıda, Hazine adı geçen gelirler üzerinden Lisans alım tarihinden itibaren hesaplanan Hazine Payı tutarının da yasal faizleri ile birlikte ödenmesi gerektiğini belirtmiştir.

Şirket, yürütmenin durdurulması ve iptali için Hazine aleyhine Danıştay'da dava açmıştır. Danıştay 9 Temmuz 2001 tarihinde Şirket'in yürütmenin durdurulması talebini reddine karar vermiştir. Şirket 25 Temmuz 2001 tarihinde bu karara Danıştay İdari Dava Daireleri Genel Kurulu nezdinde itiraz etmiş ancak bu itirazı 14 Eylül 2001 tarihinde reddedilmiştir.

Danıştay'da dava aşamasında bulunan ve ayrıca, Şirket ve Hazine arasında müzakere aşamasındaki konu ile ilgili olarak, 15 Kasım 2000 tarihinde, SPK Şirket'e bir yazı göndermiş ve ek pay tutarının kesinleşmesi ve tarhın ödenmeyerek hukuki ihtilaf konusu yapılması durumunda, talep edilen ek pay tutarı için en yakın mali tablolarda karşılık ayrılması gerektiğini bildirmiştir. Bu nedenle, Şirket, yukarıda belirtilen gelirler üzerinden anapara ve gecikme faizleri dahil toplam 165,738,142 TL tutarında ek pay hesaplamış ve 2000 yılından başlamak üzere bu tutarların tamamı için mali tablolarda karşılık ayırmıştır (Notlar 22 ve 33 ve Gelir tablosu dipnotu 2).

Hazine, ayrıca, 18 Aralık 2000 tarihinde Şirket'e bir yazı daha göndermiş ve bu sefer Aralık 1999'dan itibaren Şirket tarafından toplanan Özel İşlem Vergisi (ÖİV) ile Nisan 1999'dan itibaren toplanan Sözleşme Damga Vergisi (DV) tutarları üzerinden de Hazine Payı hesaplanmasını ve ödenmesini talep etmiştir. Şirket, yürütmenin durdurulması ve iptali için Hazine aleyhine Danıştay'da dava açmıştır. Danıştay 10 Temmuz 2001 tarihinde Şirket'in yürütmenin durdurulması talebini reddetmiştir.

Konu ile ilgili olarak SPK'nun benzer davalardaki yaklaşımları doğrultusunda 2000 yılından başlanarak sözü edilen vergiler üzerinden de Hazine Payı hesaplanarak mali tablolarda karşılık ayrılmıştır.

Ancak Şirket yönetimi bu dava ile ilgili olarak hukukçularının görüşleri ile benzer konulardaki yargı içtihatlarını gözönünde bulundurarak bir değerlendirme yapmış ve konunun niteliği itibariyle TGM ve EKP ile aynı olduğu ve bu nedenle sonucunun Şirket lehine olacağı kanaatine varmıştır. Bu doğrultuda da 31 Aralık 2001 tarihi itibariyle mali tablolarda ayrılmış olan toplam 28,511,424 TL tutarındaki karşılık ilişikteki mali tablolarda "Borç ve gider karşılıkları" ile "Konusu kalmayan karşılıklar" hesaplarında muhasebeleştirilerek tenzil edilmiştir (Not 33).

13.5 Şirket, Hazine'ye gönderdiği bir yazı ile, bir mobil şebekeden çıkıp diğer mobil şebekede sonlanan çağrılar ile Türk Telekom'dan çıkıp yine mobil şebekede sonlandırılan çağrılardan kaynaklanan arabağlantı gelirlerinin brüt gelir olarak tanımlanamayacağından bahisle, Kasım 2000 ayı sonu itibariyle sehven ödenen, yasal faiz hariç, 88,769,291 TL'nın iadesini talep etmiş; ve yine Hazine'ye gönderdiği diğer bir yazı ile, 1 Mart 2001 tarihinden itibaren arabağlantı gelirlerinin %15 Hazine Payı ödemesine esas kalemler arasından çıkaracağını bildirmiş ve bu yönde uygulamaya başlamıştır. Şirket'in bu talebi üzerine Bakanlık tarafından Danıştay'dan istişari görüş istenmiş, Danıştay Birinci Dairesi "bir mobil şebekeden başlatılıp diğer mobil şebekede sonlanan çağrılar ile Türk Telekom PSTN şebekesinden başlatılıp yine başka bir mobil şebekede sonlanan çağrılardan kaynaklanan arabağlantı gelirinin, GSM işletmecilerinin her biri için ayrı ayrı brüt gelir unsurlarından olduğu ve her bir işletmecinin bu gelirleri de kapsayan brüt gelirin % 15'ini Hazine Payı olarak ödemesi gerektiği sonucuna ulaşıldığı" yönünde görüş bildirmiştir.

Hazine 18 Temmuz 2001 tarih ve 59792 sayılı yazısı ile, Danıştay Birinci Dairesi'nin görüşü doğrultusunda, brüt gelire esas teşkil edecek matraha arabağlantı gelirlerinin dahil edilerek Hazine Payının yeniden hesaplanmasını ve oluşan farkın ödemenin gerçekleşeceği tarih itibariyle amme alacaklarına uygulanan yasal faiz tahakkuk ettirilmek suretiyle ödenmesini istemiştir. Şirket konudaki görüşünü korumuş ve 7 Ağustos 2001 tarihinde anlaşmazlığın çözümü amacıyla bu konunun Lisans Koordinasyon Kurulu'nda görüşülmesi için Bakanlık'a başvurmuştur. Lisans Koordinasyon Kurulu iki üyesi Şirket'in, iki üyesi Bakanlık temsilcilerinden ve başkanı da iki tarafın ortak karar verdiği beş üyeden oluşmaktadır. Bu kuruldan bir çözüm çıkmaması sonucunda, Şirket 30 Ekim 2001 tarihinde Uluslararası Ticaret Odası'nın Uluslararası Tahkim Divanı'na bir dilekçe vererek Bakanlık, Telekomünikasyon Kurumu ve Hazine aleyhine tahkim davası açmıştır.

Yukarıda bahsi geçen konularla ilgili olarak 88,769,291 TL, imtiyaz sözleşmesi tarihi olan 27 Nisan 1998 tarihinden Kasım 2000 sonuna kadar olan tutar olup, Aralık 2000 ile Şubat 2001 tarihi sonuna kadar ödenen tutar 17,066,444 TL'dır. 1 Mart 2001 tarihinden itibaren arabağlantı gelirlerinin %15 Hazine Payı ödemesine esas kalemler arasından çıkarılması yönündeki uygulama sonucu Mart 2001 – Mart 2002 dönemi için oluşan Hazine Payı tutarı 122,093,798 TL'dır.

Danıştay Birinci Dairesi'nin görüşü doğrultusunda hesaplanması talep edilen amme alacaklarına uygulanan yasal faiz tahakkuk ettirilmek suretiyle, 122,093,798 TL için 31 Mart 2002 tarihi itibariyle hesaplanan faiz 54,546,606 TL olup, mali tablolarda bu konu ile ilgili olarak toplam 176,640,404 TL karşılık ayrılmıştır (Not 22 ve 33 ve Gelir tablosu dipnotu 2).

13.6 Boğaziçi Kurumlar Vergi Dairesi Müdürlüğü'nün (Vergi Dairesi) 4 Mayıs 2000 tarih ve B.K. 4.34.00.54./07/-C-9433 sayılı yazısında, Şirket'in GSM 900 Lisansı katma değer vergisinin beyan edilmediği ve ödenmediği gerekçesiyle ihtiyati tahakkuk kararı alınmış olduğu belirtilmiştir. Vergi Dairesi tarafından terettüp ettirilen tutarlar şöyledir:

KDV bedeli	: 18,631,500 TL
Gecikme faizi	: 48,069,300 TL (29 Şubat 2000 itibariyle)
Ağır kusur cezası	: 37,263,000 TL

Şirket tarafından uzlaşma müessesesinin işletilmesi talep edilmiş, ancak 18 Temmuz 2000 tarihinde toplanan Maliye Bakanlığı Merkezi Uzlaşma Komisyonu'nda uzlaşma vaki olmamıştır. Bunun üzerine Şirket, 26 Mayıs 2000 tarihinde, İstanbul 2. Vergi Mahkemesi'nde açtığı davaya devam etme kararı almıştır. Ancak, davanın 13 Kasım 2000 tarihinde Mahkeme tarafından reddolunması ve yapılan cezalı KDV tarhiyatının onanması sonucunda Şirket, yasal süresi içinde, Danıştay'a gitmiş ve yürütmenin durdurulması istemiyle kararı temyiz etmiştir. Danıştay, ağır kusur cezası için yürütmenin durdurulmasına, vergi aslı için ise yürütmenin durdurulması isteminin reddine karar vermiştir.

Vergi Dairesi, 11 Ocak 2001 tarih ve 2001/2 nolu ödeme emri ile toplam 75,643,890 TL'nın (03 Ocak 2001 tarih ve 2001/20 nolu tahakkuk ile 18,631,500 TL KDV ve 57,012,390 TL gecikme faizi) ödenmesini talep etmiştir. Şirket, Vergi Dairesi aleyhine sözkonusu tahakkuk ve ödeme emrinin iptali için iki dava açmıştır. Davalar ilgili mahkemelerde görülürken, Vergi Dairesi'nin Şirket'in bazı bankalar nezdindeki hesaplarına haciz koyması üzerine KDV aslı 22 Mart 2001 tarihinde ödenmiştir. Şirket ayrıca, 57,012,390 TL tutarındaki gecikme faizi ile 9,315,750 TL tutarındaki ağır kusur ceza bedeli için taksitlendirme talebinde bulunmuş ve bu talep Vergi Dairesi tarafından 68,000,000 TL tutarında teminat mektubu verilmesi koşuluyla kabul edilmiştir. Buna göre tahakkuk bedeli yıllık % 36 tecil faizi ile 15 eşit taksite bölünmüş ve ilk taksit 30 Mart 2001 tarihinde 4,421,876 TL olarak ödenmiştir.

İstanbul 5. Vergi Mahkemesi gecikme faizi tahakkuk fazlasının kaldırılmasını karara bağlamıştır. Kararın uygulanması ile yeniden hesaplanan ve Vergi Dairesi'nin 31 Mayıs 2001 tarih ve 15904 nolu yazısı ile bildirilen gecikme faizi tutarı 11,122,997 TL olarak belirlenmiştir. Ağır kusur cezası bedeli ise 9,315,750 TL olarak aynen korunmuş, böylece toplamda 20,438,747 TL tutarındaki borç, Vergi Dairesi tarafından belirlenen yeni ödeme planına göre 15 eşit taksite bölünmüş ve aylık ödeme tutarı 1,362,583 TL olarak belirlenmiştir.

Gecikme faiz tutarının 11,122,997 TL olarak belirlenmesi ile Şirket, 31 Mayıs 2001 tarihinde 68,000,000 TL tutarındaki teminat mektubunu 15,000,000 TL değerindeki yeni bir teminat mektubu ile değiştirmiştir (Not 18).

Ancak tecil edilen amme borcunun ödenmesi sırasında, gerek Danıştay 9. Dairesi'nin Şirket lehine verdiği bozma kararı, gerekse gecikme faizi yönünden İstanbul 5. Vergi Mahkemesi'nde açılan davanın büyük bir bölümünün Şirket lehine sonuçlanması nedeniyle, tecil ve taksitlendirmeye tabi bütün borcunun tutarı 11,122,997 TL olarak belirlenmiş ve bu tutar yine Mart 2001 tarihinden başlamak üzere aynı şartlarla 15 eşit taksite bağlanmış, aylık ödeme tutarı ise 741,533 TL olarak tespit edilmiştir.

Daha önce ödenen 4,421,876 TL tutarındaki taksit nedeniyle, Vergi Dairesi'ne kalan borcun toplam tutarı 6,701,121 milyon TL olarak hesaplanmış ve bu durum ilgili Vergi Dairesi tarafından 24 Temmuz 2001 tarih ve 21982 sayılı yazı ile bildirilmiştir.

Bütün bu gelişmelere rağmen, amme borcunun dayanağını teşkil eden gecikme faizi hakkında İstanbul 5. Vergi Mahkemesi kararına karşı Şirket tarafından yapılan temyiz ve yürütmenin durdurulması talebi, Danıştay 9. Dairesinin 29 Ağustos 2001 gün ve E.2001/3972 sayılı kararı ile öncelikle yürütmenin durdurulması talebi teminat karşılığı olmak üzere kabul edilmiştir.

6183 sayılı Kanunun 49. maddesi uyarınca verilen yürütmenin durdurulması kararı amme borcunun ödenmesini durdurduğundan, Danıştay'ın esas hakkında vereceği kararına kadar taksit ödemeleri Vergi Dairesi'nce askıya alınmıştır.

Vergi Dairesi Danıştay 9. Dairesi tarafından verilen bozma kararına karşı kararın düzeltilmesi talebinde ve İstanbul 5. Vergi Mahkemesi kararına karşı da Danıştay 9. Daire nezdinde temyiz talebinde bulunmuş durumdadır.

Sonuç olarak, yukarıda ayrıntılı olarak açıklandığı üzere, Vergi Dairesi'nin 24 Temmuz 2001 tarihli yazısında belirtilen toplam amme borcu tutarı (Ağustos 2001 tarihinde ödenen 27,322 TL taksit tutarı da dikkate alınarak) 6,673,799 TL olup, Vergi Dairesi tarafından Danıştay 9. Dairesinin 29 Ağustos 2001 tarih ve E.2001/3972 sayılı yürütmenin durdurulması kararı dikkate alınarak tecil faizine tabi tutulmayıp, ödenmesi ise teminat karşılığında durdurulmuş durumdadır.

Konu ile ilgili olarak SPK'nun ihtiyatlılık kavramı gözönünde bulundurularak, 2000 yılından itibaren karşılık ayrılmaya başlanmıştır. 31 Aralık 2001 tarihi itibariyle ayrılan karşılık 94,204,594 TL tutarındadır. Ancak, Şirket yönetimi bu dava ile ilgili gelişmeleri benzer konulardaki yargı içtihatları ve hukukçularının görüşlerini de gözönüne alarak değerlendirmiş ve davanın muhtemel neticelerinin büyük ölçüde Şirket lehine olacağı sonucuna varmıştır. Şirket yönetiminin bu görüşleri doğrultusunda, 31 Aralık 2001 tarihi itibariyle mali tablolarda ayrılmış olan toplam 94,204,594 TL tutarındaki karşılık ilişikteki mali tablolarda "Borç ve gider karşılıkları" ile "Konusu kalmayan karşılıklar" hesaplarında 76,777,572 TL azaltılarak 17,427,022 TL'na indirilmiştir (Not 22 ve 33).

13.7 Vergi Dairesi tarafından 28 Ocak 2002 tarihinde Şirket'e bildirilen Maliye Bakanlığı Hesap Uzmanları Kurulu raporunda, Şirket'in brüt geliri üzerinden aylık olarak hesaplayıp ödediği % 15 oranındaki Hazine Paylarının da katma değer vergisine tabii olduğu belirtilmiş ve Şirket'in Nisan 1998'den itibaren ödediği Hazine Payları için sorumlu sıfatıyla katma değer vergisi ödemesi gerektiği sonucuna varılmıştır.

Bu rapora dayanarak, Vergi Dairesi Nisan 1998-Kasım 2001 tarihleri arasında Şirket'in ödediği Hazine Payları üzerinden 91,374,223 TL katma değer vergisi ve 145,271,725 TL vergi cezası tarh ettirmiş ve 31 Ocak 2002 tarihinde Şirket'e bildirmiştir. Şirket, 13 Şubat 2002 tarihinde, Vergi Dairesi'ne sözkonusu vergi ve cezası için uzlaşma komisyonu'na müracaat edeceğini bildirmiş ve maddi duran varlıklarının 749,498,993 TL tutarındaki kısmını Vergi Dairesi'ne teminat olarak göstermiştir (Not 15).

Şirket, 31 Mart 2002 tarihli mali tablolarında, 103,356,774 TL tutarındaki hesaplanan KDV'ni "Diğer dönen varlıklar" ve "Ödenecek vergi, harç ve diğer kesintiler" hesaplarında, 145,271,725 TL tutarında vergi cezasını ve Şirket'in hesapladığı 136,941,777 TL tutarındaki gecikme faizini "Diğer borç ve gider karşılıkları" hesaplarında göstermiştir (Not 22, 33 ve Gelir tablosu dipnotu 2).

Henüz dava aşamasına gelmemiş olan konu ile ilgili olarak Şirket 1 Mart 2002 tarihinde uzlaşma müracaatında bulunmuştur.

Henüz dava aşamasına gelmemekle birlikte, SPK'nun benzer konulardaki yaklaşımları ve dava durumunun ve muhtemel neticelerinin belirgin hale gelmemiş olması sebebiyle talep edilen tutarın tamamı ile en kötü olasılık göz önüne alınarak hesaplanan gecikme faizleri için 31 Aralık 2001 tarihli mali tablolardan başlanarak karşılık ayrılmaktadır. KDV aslı için ise, ödenmesi durumunda indirim konusu yapılabileceği hususu göz önüne alınarak ilgili bilanço hesaplarında gösterilmiştir.

13.8 Türk Telekom ile imzalanan "Şebekelerarası İrtibat ve İşbirliği Sözleşmesi" çerçevesinde, Türk Telekom şebekesinden Şirket şebekesine gelen trafik için, Türk Telekom bir dakikalık temel birim ücretlerden katma değer, haberleşme ve diğer vergiler ile resim, harç, fon ve masrafları (4316 sayılı 1998 Mali Yılı Bütçe Kanununun 32. Maddesi gereğince tahakkuk ettirilecek % 10 fon payı hariç) düşmekte ve net 0.06 ABD Doları/dakika'yı kendisinde tutmak kaydıyla kalanı Şirket'e ödemektedir. 2000 yılı Bütçe Kanunu'nun 28. Maddesi ile fon payı miktarı % 15'e çıkarılmış ve 4499 sayılı Kanunun geçici 6. maddesi gereğince Türkiye Radyo Televizyon Kurumu'na (TRT) ödenmek üzere % 2.5 oranında TRT payı konulmuştur. Ayrıca, 2000 yılı Bütçe Kanunu, 1998 ve 1999 yıllarından farklı olarak Türk Telekom'dan yapılacak Hazine ve TRT payı kesintilerinin özelleştirmeden sonra Türk Telekom'a geri ödenmeyeceği hususunu belirtmiştir. Bu durum üzerine Türk Telekom, Hazine'ye yapmış olduğu bu ödemeleri Ocak 2000'den başlayarak Şirket'e yaptığı ödemelerden düşmüştür. Şirket'in 25 Nisan 2000 tarihinde yargı merciinden yürütmeyi durdurma kararı alması üzerine Mart ayından itibaren sözü edilen kesinti yapılmamıştır. Şirket'in 6,687,360 TL tutarındaki Ocak ve Şubat aylarına ait kesintileri geri almak için açtığı dava, T.C. Ankara 7. Asliye Ticaret Mahkemesi'nce reddedilmiştir (5 Ekim 2000 tarihinde tebellüğ edilen karar). Bu karar üzerine Türk Telekom, Mart – Ağustos dönemine ait kesinti tutarı olan 29,796,934 TL'nı 1,971,648 TL gecikme faizi ile birlikte üç taksit halinde ödenmek üzere Şirket'e faturalamış ve bunun 1/3'ünü Eylül ayı kesintisiyle birlikte Şirket'e yaptığı ödemelerinden ihtirazi kayıtla düşmüştür.

Şirket kararın iptali için temyiz başvurusunda bulunmuştur. Şirket, ayrıca, ilgili mahkeme kararının temyiz edilmiş ve henüz kesinleşmemiş olduğu gerekçesiyle 3 Kasım 2000 tarihinde Ankara 3. Asliye Ticaret Mahkeme'sine başvurmuş ve ihtiyati tedbir talebinde bulunmuştur. Şirket'in talebinin haklı bulunması ile sözkonusu kesintiler için ihtiyati tedbir konulmasına karar verilmiştir. Ayrıca, Şirket yukarıda sözedilen Türk Telekom'un Şirket'e yaptığı ödemelerden düştüğü Mart-Ağustos kesintisinin ilk taksidini ve Eylül ayı kesintisini faiziyle beraber alabilmek için Ankara 3. Asliye Ticaret Mahkemesi'nde Türk Telekom aleyhinde 10 Kasım 2000 tarihinde dava açmıştır.

Yargıtay 19. Hukuk Dairesi Ankara 7. Asliye Ticaret Mahkemesi'nin kararını %15 Fon Payı yönünden bozmuş ve %2.5 TRT Payı yönünden ise onamıştır. Karar Şirket'e 20 Haziran 2001 tarihinde tebliğ edilmiştir. Türk Telekom Tashih-i Karar talebinde bulunmuş ancak bu talep reddedilmiştir. Ankara 7. Asliye Ticaret Mahkemesi 24 Ocak 2002 tarihli kararı ile Yargıtay 19. Hukuk Dairesi'nin bozma ilamına uyarak %15 fon payı yönünden Şirket lehine karar vermiştir. Bu karar sonucunda, sözkonusu dava %15 fon payı yönünden Şirket ve %2.5 TRT payı yönünden Türk Telekom lehine sonuçlanmıştır.

Bu karar üzerine, Şirket 15 Şubat 2002 tarihinde, Ocak ve Şubat 2000 aylarına ait toplam 6,687,360 TL tutarındaki fon payı ve TRT Payı kesintilerinden fon payı ile ilgili olan 5,857,542 TL anapara ve bununla ilgili faiz ve diğer masrafların Türk Telekom'dan tahsili için Şişli 2. İcra Müdürlüğü'ne başvurmuş ve ilgili tutarların tahsilatını bu şekilde gerçekleştirmiştir.

Şirket, ayrıca, Türk Telekom'un Mart-Ağustos 2000 dönemi ile ilgili olarak yapmış olduğu kesinti ile Eylül ayı kesintileri toplamından, ödenmesi gerekecek TRT payı tutarının düşülmesi sonrasında kalacak miktarın iadesi için ilgili davaya bakan Ankara 3. Asliye Ticaret Mahkemesi'nin kararını beklemektedir.

Ankara 3. Asliye Ticaret Mahkemesi'nde 28 Aralık 2001 tarihinde görülen celsede, Ankara 7. Ticaret Mahkeme'sinin dava dosyasının incelenerek bilirkişi incelemesi yapılıp yapılmaması hususunda daha sonra karar verilmesine karar verilmiştir. Şirket, yukarıda açıklanan Yargıtay 9. Hukuk Dairesi ve Ankara 7. Asliye Ticaret Mahkemesi'nin kararlarına istinaden ve Ankara 3. Asliye Ticaret Mahkemesi'nin nihai kararının aynı doğrultuda olacağı düşüncesiyle, Ankara 3. Asliye Ticaret Mahkemesi'ndeki davada talep etmiş olduğu 13,388,005 TL anapara ve 11,247,448 TL faiz olmak üzere toplam 24,635,452 TL tutarında gelir tahakkuku yaparak "Diğer dönen varlıklar" hesabında göstermiştir.

13.9 Şirket, yukarıda madde 13.2'de belirtilen "Şebekelerarası İrtibat ve İşbirliği Sözleşmesi" kapsamında tarifeleri Türk Telekom tarafından belirlenen transmisyon hatlarını kiralamakta ve bunlar üzerinden iletişim sağlamaktadır. Sözkonusu transmisyon hatları için Türk Telekom'un kendi tarifeleri üzerinden Şirket'e uyguladığı % 60 oranındaki indirim yine Türk Telekom tarafından 1 Temmuz 2000 tarihinden geçerli olmak üzere tek taraflı olarak kaldırılmış ve yerine birtakım şartlara bağlı olmak kaydıyla, % 25 oranında indirim uygulamaya başlamıştır. Şirket, bu yeni tarifeye göre ödemelerini yapmakta ve giderlerini muhasebeleştirmektedir.

Konu ile ilgili olarak, 4 Temmuz 2000 tarihinde Ankara 9. Ticaret Mahkemesi'nde açılan dava, 23 Kasım 2000 tarihinde Ankara 2. Asliye Ticaret Mahkemesi'nde alınan ihtiyati tedbir kararının kaldırılması ve davanın mahkemece reddedilmesi ile sonuçlanmış ve bunun üzerine ilgili döneme ait toplam 29,124,614 TL tutarındaki kira farkları Türk Telekom tarafından Şirket'e fatura edilmiş ve Şirket alacaklarına mahsup edilmek suretiyle tahsil edilmiştir. Şirket, sözü edilen kira farkları için Türk Telekom'ca fatura edilmesi muhtemel gecikme bedeli için ise mali tablolarında 3,021,637 TL karşılık ayırmıştır.

Şirket kararın tebliğini takiben yasal süresi içinde kararı temyiz etmiş, ayrıca konu ile ilgili olarak Rekabet Kurumu Başkanlığı'na tedbir, durdurma ve cezalandırma için başvurmuştur.

Yargıtay 11. Hukuk Dairesi Ankara 9. Ticaret Mahkemesi'nin kararını onamıştır.

Ayrıca, Türk Telekom, 2 Mart 2001 tarihinde, Telekomünikasyon Kurumu'nun onayını almadan Şirket'e kiraladığı transmisyon hatları üzerinden aldığı kira bedelini %100 oranında artırmış ve yeni hat kiralamayacağını bildirmiştir. Şirket, 25 Mayıs 2001 tarihinde, Ankara 7. Asliye Hukuk Mahkemesi'nden ihtiyati tedbir kararı almıştır ve bunu müteakiben Ankara 9. Ticaret Mahkemesi'nde Türk Telekom'un aldığı kararların iptali için dava açmıştır. Türk Telekom'un tedbire itirazı 12 Temmuz 2001 tarihinde reddedilmiştir. Kasım ayından itibaren Şirket, Telekomünikasyon Kurumu'nun açıkladığı "Özel Devre Kira Tarifeleri" üzerinden kira ödemektedir. Şirket yönetimi ve Şirket'in avukatlarının bu dava hakkındaki görüşleri doğrultusunda, Şirket 31 Mart 2002 tarihli mali tablolarında herhangi bir karşılık ayırmamıştır.

13.10 Türk Telekom ile imzalanan "Şebekelerarası İrtibat ve İşbirliği Sözleşmesi" nin arabağlantı hesaplaşmaları ile ilgili konuları içeren İlave 1A maddesinin, kamu yararına olmadığı iddiasıyla Elektrik Mühendisleri Odası (EMO) tarafından Türk Telekom aleyhine Ankara 9. İdare Mahkemesi'nde açılan dava 4 Ekim 2000 tarihinde, paylaşımın simetrik olmadığı gerekçesiyle EMO lehine sonuçlanmıştır. Bunun üzerine, Türk Telekom kararı temyiz etmeksizin, 21 Kasım 2000 tarihinde bir ihtarname göndererek sözkonusu kararı uygulayacağını Şirket'e bildirmiştir. Türk Telekom'un kararı temyiz etmemesi üzerine Şirket, müdahale talebiyle Danıştay'a başvurmuş ve kararı temyiz isteminde bulunmuştur. Ancak, Danıştay Şirket'in talebini davaya taraf olmaması gerekçesiyle reddetmiştir. Ayrıca, Şirket konu ile ilgili olarak Ankara 1. Asliye Ticaret Mahkemesi'nde dava açmış ve tedbir kararı almıştır.

Konu ile ilgili olarak SPK, Şirket'e 13 Aralık 2000 tarihli bir yazı göndermiş ve ilgili sözleşme hükmünün taraflarca kesinleşmesini müteakip, mevcut duruma göre aleyhte oluşabilecek tutar için en yakın mali tablolarda karşılık ayrılması gereğini bildirmiştir. Ancak Şirket 31 Ocak 2002 tarihinde SPK'na başvurarak böyle bir karşılığın yatırımcıları yanıltabileceği hususlarındaki çekincelerini belirtmiş ve SPK'nun görüşlerini talep etmiştir. Şirket'in bu talebine SPK 15 Mart 2002 tarihli yazısı ile cevap vermiş ve konunun Şirket yönetimi ve hukukçularının görüşleri doğrultusunda değerlendirilmesi gerektiğini bildirmiştir. Şirket yönetimi hukukçularının görüşlerini de alarak mali tablolarda karşılık ayrılmasına gerek olmadığı sonucuna varmıştır.

13.11 Başarı Elektronik ve Sanayi Ticaret A.Ş. ve Telsim Mobil Telekomünikasyon Hizmetleri A.Ş. tarafından Rekabet Kurulu'na yapılan başvurular üzerine Kurul'un başlattığı soruşturma, Kurul'un 20 Temmuz 2001 tarihli toplantısında alınan karar ile sonuçlandırılmış olup, sözkonusu karar 1 Ağustos 2001 tarihinde Şirket'e iletilmiştir.

Kurul Şirket'in GSM hizmetleri piyasasında hakim durumda olduğu, 4054 sayılı Rekabetin Korunması Hakkındaki Kanunun 6(a), 6(b) ve 6(d) bentlerinde yeralan yasak eylemlerde bulunduğu ve Kanunun 4. maddesini ihlal ettiğine oyçokluğu ile karar vermiş; ve Kanunun 4 ve 6. maddelerinin ihlali nedeniyle Şirket'in toplam 6,973,129 TL idari para cezası ile cezalandırılmasına Danıştay yolu açık olmak üzere karar verilmiştir. Söz konusu tutarın tamamı için ilişikteki mali tablolarda karşılık ayrılmıştır.

13.12 Şirket 8 Ocak 2002 tarihinde Kurum'a başvurarak ön ödemeli sistemde bulunan abonelerin TGM ruhsat ve kullanım ücretlerinin abonelerden tahsilinin imkansız olduğunu ve süregelen uygulamanın (Abonelerden herhangibir tahsilat yapılmaksızın Şirket tarafından ödenmesi) Şirket'e haksız bir ek maliyet yüklediğini belirtilerek Kurum'dan uygulamanın gözden geçirilmesini ve uygun bir tahsilat yöntemi bulmasını talep etmiştir.

Kurum Şirket'in bu talebini 1 Şubat 2002 tarihli yazısı ile yanıtlamış ve özetle, ön ödemeli sistemdeki abonelerin TGM ücretlerinin süregelen uygulamadaki gibi tahsilat riski de Şirket tarafından üstlenilmek üzere toplanması ve bir yıllık toplam 52,336,000 TL'nin Kurum'a ödenmesi gerektiğini bildirmiştir.

Bunun üzerine Şirket, konuyu yargıya intikal ettirmiştir. Ankara 17. Asliye Hukuk Mahkemesi'nde görülen davada mahkeme 22 Mart 2002 tarihinde yürütmeyi durdurma kararı vermiştir. Şirket yönetimi ve hukukçularının bu dava hakkındaki görüşleri doğrultusunda 31 Mart 2002 tarihli mali tablolarında herhangibir karşılık ayrılmamıştır.

13.13 Sabit ücretlerin iptali ile ilgili olarak, aboneler tarafından açılan ve 31 Mart 2002 tarihi itibariyle sonuçlanan veya devam eden 7,457 adet dava bulunmaktadır. Açılan 7,457 adet davadaki son durum aşağıdaki tabloda açıklanmıştır:

Dava Durumu	**Adet**
Esastan reddedilen dava	1,492
Usulden reddedilen dava	1,622
Derdest dava	705
Müracaata bırakılan ve düşen dava	3,342
Feragat edilen dava	127
Kısmi kabul kısmi red kararlı	24
Kabul edilen dava	45
Aleyhte kesinleşen dava	8
Temyizde bozulan dava	58
Yargıtay'daki dava	34
Toplam Dava Sayısı	7,457

Şirket yönetimi ve Şirket avukatları, aylık sabit ücretin hukuki dayanağının mevcut olduğu ve bilirkişi raporlarında belirtildiği gibi, bu ücretin bir hizmet karşılığı alındığı görüşündedir.

13.14 Şirket hisselerinin yurtdışında halka arzı ile ilgili olarak hazırlanan izahnamede abone kayıpları bilgilerinin yanlış verildiği iddiasıyla, ABD'nin New York Güney Bölgesi, Bölge Mahkemesinde, ABD'nde çok yaygın olan bir "toplu dava" (class action) açılmıştır. 8 Aralık 2000 tarihli mahkeme tebligatı ile, davacılar Şirket hisselerini temsilen çıkarılan Amerikan Depo Sertifikaları (ADS) için ödedikleri bedel ile aynı hisselerin, satılmış olanları için satış bedeli, satılmamış olanları için ise dava tarihi olan 22 Kasım 2000 tarihi itibariyle değeri arasındaki farkın tazmin edilmesini talep etmektedirler. Rapor tarihi itibariyle, Şirket yönetimi ve Şirket'in avukatları, sözkonusu davada önemli bir gelişme kaydedilmediğinden dolayı, davanın muhtemel sonuçları hakkında bir tahmin ve yorumda bulunamamaktadırlar.

13.15 2001 yılı içinde, Şirket Türkiye'de Mart 2001 tarihinden itibaren faaliyet göstermekte olan GSM operatörü İş-Tim Telekomünikasyon Hizmetleri A.Ş. (İş-Tim) ile ulusal dolaşım görüşmelerindede bulunmuştur. Bu görüşmelerin olumlu sonuç vermemesi üzerine, Kurum 19 Ekim 2001 tarihinde taraflara bir çözüm önerisi getirmiş ve tarafların 15 Kasım 2001 tarihine kadar anlaşmalarını talep etmiştir. Şirket, Kurum'un bu konuya müdahelede yetkili olmaması ve önerilerinin teknik açıdan imkansız ve ekonomik açıdan kabul edilemez nitelikte olması gerekçeleriyle Ankara 4. Asliye Hukuk Mahkemesi'nden ihtiyati tedbir kararı almıştır. Kurum ve İş-Tim tedbire itiraz etmişler fakat itirazları reddedilmiştir. Şirket, ayrıca, 27 Kasım 2001 tarihinde Uluslararası Ticaret Odası'nın Uluslararası Tahkim Divanı'na bir dilekçe vererek Bakanlık ve Kurum aleyhine tahkim davası açmıştır. Ekonomik açıdan uygun olmayan bir ulusal dolaşım anlaşması yapmak zorunda kalınırsa, Şirket'in mali durumu ve/veya gelecekteki faaliyet sonuçları ve nakit akımları önemli ölçüde olumsuz olarak etkilenebilecektir.

13.16 Türk Telekom, 29 Aralık 2001 tarihinde, kendi ünitelerince verilen altyapı hizmetlerinden dolayı Şirket'ten 8,975,390 TL tutarında faiziyle birlikte hizmet bedeli talep etmiş ve, Şirket'in sözkonusu tutarı ödememesi üzerine, Şirket'in Türk Telekom'dan alacaklarından bu tutarı mahsup etmiştir. Şirket, bu duruma itiraz etmesine rağmen, 31 Aralık 2001 tarihli mali tablolarında bu tutarı ilgili gider hesaplarında giderleştirmiştir. Ancak, Şirket bu tutarın faizi ile tahsili için Ankara 1. Asliye Ticaret Mahkemesi'nde Türk Telekom aleyhinde dava açmıştır.

13.17 Şirket'in iki bankadaki bazı hesapları ile ilgili olarak, bu bankalardaki bir takım usulsüzlüklerden kaynaklandığı tahmin edilen anlaşmazlıklar mevcut bulunmaktadır ve bu husus ile ilgili karşılıklı davalar açılmıştır. 7 Haziran 2001 tarihinde 3,329,019 ABD Doları tutarındaki mevduatın ilgili banka tarafından bloke edildiği bildirilmiştir. Sözkonusu banka, bu tutara ilave olarak, faiz hariç olmak üzere 2,629,156 ABD Doları daha talep etmektedir. Şirket yukarıda belirtilen tutarların toplamı kadar ilgili diğer bankaya karşı dava açmıştır. Şirket yönetimi ve Şirket avukatları yukarıda belirtilen hususun Şirket'in mali tabloları üzerine önemli bir etkisinin olmayacağı kanaatindedir.

13.18 Şubat 2001'de yaşanan ekonomik krizi müteakiben, Türkiye'de ekonomik sorunlar yaşanmaya devam edilmektedir. Bunun sonucu olarak, Türk Lirası'ndaki değer kaybı ve iç borçlanma senetleri ve hisse senetleri piyasalarındaki değişkenlik devam etmiştir. Ayrıca, yüksek enflasyon sürmekle birlikte ekonomide Aralık 2001 sonu itibariyle %9.4 oranında küçülme gerçekleşmiştir. Ancak, Türk Lirası'ndaki değer kaybı, Uluslararası Para Fonu'ndan 10 milyar Amerikan Doları tutarında yeni bir kredinin sağlandığının açıklanmasından sonra, yaklaşık son altı ay içinde dengeye oturmuştur. Türk ekonomisindeki sorunların başlıcaları, iç borçlanma senetlerinin ve hisse senetlerinin fiyatlarında ani düşüşler yaşanması kamu ve özel sektör borçlanmalarına ilişkin faiz oranlarının hızla yükselmesidir. Hükümet, bu sorunlar neticesinde banka sisteminde yaşanan likidite krizini aşmak amacıyla, 21 Şubat 2001 tarihinde Türk Lirası'nı serbest dalgalanmaya bırakmış ve bu karar, ilk gün içinde, Türk Lirası'nın Amerikan Doları karşısında %28 oranında değer kaybetmesine yol açmıştır. Son bir yıl içerisinde, Türk Lirası belli başlı yabancı para birimleri karşısında önemli ölçüde değer kaybına uğramıştır. Sözkonusu değer kaybı Amerikan Doları karşısında %56 olmuştur. Bankacılık sektöründe güven henüz tamamen sağlanamamıştır ve ekonomideki genel likidite sıkıntısı devam etmektedir. Türk ekonomisinin dengeye oturması, büyük ölçüde hükümet tarafından alınan kararların etkinliğine, uluslararası mali kuruluşların kararlarına ve politik ve hukuki gelişmeler gibi diğer faktörlere bağlıdır. Politika ve iş ortamında meydana gelebilecek daha fazla önemli ve olumsuz değişimlerin Şirket'in varlıkları ve faaliyetleri üzerinde riskler yaratma olasılığı bulunmaktadır.

13.19 Şirket 31 Mart 2002 tarihinde sona eren üç aylık ara hesap döneminde 283,582,389 TL (31 Mart 2001: 158,791,808 TL zarar) tutarında kar etmiştir. Ayrıca, 31 Mart 2002 tarihi itibariyle, kısa vadeli borçlar dönen varlıklardan 750,946,538 TL (31 Mart 2001: 484,175,804 TL) daha fazladır ve 468,008,831 TL (31 Mart 2001: 263,594,095 TL) tutarında birikmiş zarar bulunmaktadır. Şirket yönetimi kısa vadeli kredi borçlarının yeniden yapılandırılabilmesi için görüşmelere devam etmektedir.

14 İşletmenin gayrisafi kar oranları üzerinde önemli ölçüde etkide bulunan muhasebe tahminlerinde değişikliklere ilişkin bilgi ve bunların parasal etkileri:

Yoktur.

15 Aktif değerler üzerinde mevcut bulunan toplam ipotek veya teminat tutarları:

31 Mart 2002 ve 2001 tarihleri itibariyle, Şirket'in kullandığı yatırım kredilerinin ve diğer yükümlülüklerinin teminatını teşkil eden ve maddi duran varlıklar üzerinde mevcut bulunan toplam rehin tutarı aşağıdaki gibidir:

	31 Mart 2002	31 Mart 2001
ABD Doları	739,000,000	739,000,000
TL (Not 13.7)	749,498,993	-

Hazine Payı üzerinden ödenmemiş bulunulan KDV nedeniyle Vergi Dairesi lehine sabit kıymetler üzerine 1 Şubat 2002 tarihinde 749,498,993 TL tutarında rehin konulmuştur (Not 13.7).

16 Aktif değerlerin toplam sigorta tutarı:

31 Mart 2002 ve 2001 tarihleri itibariyle, aktif değerler üzerindeki toplam sigorta tutarları aşağıdaki tabloda belirtildiği gibidir:

	31 Mart 2002	31 Mart 2001
Baz istasyonları	867,120,885	752,646,858
Santraller	775,054,788	603,531,082
Nakil vasıtaları	3,041,414	7,935,851
Diğer	679,595,523	512,327,237
Toplam	**2,324,812,610**	**1,876,441,028**

17 Alacaklar için alınmış olan ipotek ve diğer teminatların toplam tutarı:

31 Mart 2002 ve 2001 tarihleri itibariyle, faaliyetlerle ilgili olan kıymetli evrakın dökümü aşağıdaki gibidir:

	31 Mart 2002	31 Mart 2001
Teminat çekleri	32,610,666	20,871,704
Teminat mektupları	12,334,152	17,895,293
Teminat senetleri	3,675,950	4,479,916
Toplam	**48,620,768**	**43,246,913**

18 Pasifte yer almayan taahhütlerin toplam tutarı:

31 Mart 2002 ve 2001 tarihleri itibariyle, muhtelif kuruluşlara verilen taahhütler aşağıdaki gibidir:

	31 Mart 2002	31 Mart 2001
Verilen garantiler (Not 31)	127,906,833	-
Finansal kiralama borçları	60,258,191	62,194,828
Teminat mektupları	59,419,590	112,405,516
Teminat poliçeleri	10,464,818	31,848,998
Teminat çekleri	-	225,314
Teminat senetleri	-	6,446,205
Kıdem tazminatı karşılığı (Not 11.7)	82,625	271,483
Toplam	**258,132,057**	**213,392,344**

Verilen teminat mektuplarının 15,000,000 TL tutarındaki kısmı yukarıda Not 13.6'da bahsi geçen Lisans KDV'si gecikme faizi tutarı için Vergi Dairesi'ne verilen teminat mektubunu temsil etmektedir (Not 13.6).

19 Bankalardaki mevduatın bloke olanına ilişkin tutarlar:

31 Mart 2002 tarihi itibariyle, bloke mevduat tutarı 16,146,788 TL'dır (31 Mart 2001 itibariyle bulunmamaktadır). Bloke mevduatın 11,463,176 TL tutarındaki kısmı, Şirket'in ilişkili kuruluşlarınca kullanılan krediler karşılığı Şirket'in vermiş olduğu nakdi teminatlardır (Not 31).

20 Bilançoda maliyet bedeli üzerinden gösterilmiş menkul kıymetlerin ve finansal duran varlıkların borsa rayiçlerine göre, borsa rayiçleri üzerinden gösterilmiş menkul kıymetlerin ve finansal duran varlıkların maliyet bedellerine göre değerlerini gösteren bilgi:

Finansal duran varlıkların hisse senetleri herhangi bir borsada işlem görmemektedir.

21 Menkul kıymetler ve bağlı menkul kıymetler grubu içinde yer alıp işletmenin ortakları, iştirakleri ve bağlı ortaklıklar tarafından çıkarılmış bulunan menkul kıymet tutarları ve bunları çıkaran ortaklıklar:

Yoktur.

22 Mali tablolardaki "diğer" ibaresini taşıyan hesap kalemlerinden dahil olduğu grubun toplam tutarının % 20'sini veya bilanço aktif toplamının % 5'ini aşan kalemlerin ad ve tutarlar:

AKTİF (VARLIKLAR)

I- DÖNEN VARLIKLAR

Kısa Vadeli Diğer Alacaklar

	31 Mart 2002	31 Mart 2001
Grup şirketlerinden alacaklar	26,916,246	27,743,412
Personelden alacaklar	1,905,403	1,256,727
	28,821,649	**29,000,139**

Diğer Dönen Varlıklar

	31 Mart 2002	31 Mart 2001
Hazine Payı KDV'si (Not 13.7)	103,356,774	-
Verilen iş avansları	83,800,161	81,423,454
Konuşma gelir tahakkuku	80,845,653	72,615,782
Peşin ödenen sigorta ve diğer giderler	20,808,257	11,378,072
Peşin ödenen kira giderleri	19,187,726	14,288,001
Peşin ödenen kredi yönetimi ücretleri	17,040,049	9,787,190
Faiz ve hizmet gelirleri tahakkuku (Not 13.8)	16,594,732	2,996,142
Ertelenen yatırım KDV'si	16,085,507	-
Dava gelir karşılıkları (Not 13.8)	13,388,005	-
Peşin ödenen vergiler	7,797,626	7,856,236
Peşin ödenen satış ve pazarlama giderleri	5,852,151	1,967,316
Peşin ödenen factoring giderleri	4,386,432	-
Diğer	486,851	5,703,096
	389,629,924	**208,015,289**

13,388,005 TL tutarındaki dava gelir karşılığı Türk Telekom ile olan %15 ve detayları Not 13.8'de açıklanan davanın anapara tutarıdır. Aynı davaya ait faiz ise 9,635,268 TL olup faiz ve hizmet gelirleri tahakkuku kalemi içerisinde gösterilmiştir.

II- DURAN VARLIKLAR

Diğer Uzun Vadeli Ticari Alacaklar

	31 Mart 2002	31 Mart 2001
Grup şirketlerinden alacaklar	13,491,653	-
	13,491,653	**-**

Tutar Azertel Telekomünikasyon Yatırım ve Dış Ticaret A.Ş.'den (Azertel) olan alacaklardan oluşmaktadır. 1997 yılında Şirket'in Azertel lehine Azerbeycan Ulaştırma Bakanlığı'na Azerbaycan GSM anlaşmasına istinaden ödemiş olduğu 10,085,000 ABD Doları'nın karşılığından oluşmakta olup 2003 yılından itibaren tahsil edilmesi planlanmıştır. Bu alacak, Şirket'in 31 Mart 2001 tarihli mali tablolarında "Kısa Vadeli Diğer Alacaklar" hesabında 10,292,348 TL olarak gösterilmiştir.

Diğer Maddi Olmayan Duran Varlıklar

	31 Mart 2002	31 Mart 2001
GSM Lisansı	124,210,000	124,210,000
Bilgisayar yazılımları	48,195,462	32,154,809
Diğer	9,483,025	6,511,020
Birikmiş itfa payları (-)	(42,272,676)	(28,183,531)
	139,615,811	**134,692,298**

PASİF (KAYNAKLAR)

I- KISA VADELİ BORÇLAR

Diğer Borç ve Gider Karşılıkları

	31 Mart 2002	31 Mart 2001
Gecikme faizi ve ceza karşılıkları (Not 13.7, 13.11, 13.4, 13.5)	432,866,287	4,212,294
Hazine payı karşılığı (Not 13.4 ve 13.5)	204,303,577	122,142,522
Faturasız hat kullanılmayan kontür gelirleri	65,205,041	39,329,184
Satış pazarlama giderleri karşılığı	27,783,591	19,203,723
Altyapı ve transmisyon kira karşılığı	25,920,303	688,205
Lisans KDV'si gecikme faizi ve ceza karşılıkları (Not 13.6)	17,427,022	-
Şebekelerarası irtibat gider karşılığı (Not 13.9)	10,285,795	54,064,851
Tazminat giderleri karşılığı (Not 33)	1,000,000	1,000,000
Diğer karşılıklar	15,094,810	6,104,086
	799,886,426	**246,744,864**

Hazine Payı karşılığı olarak ayrılan toplam 204,303,577 TL'nın 82,209,779 TL tutarındaki kısmı, Not 13.4'de açıklanan Ek Servis gelirleri ile ilgili hesaplanan Ek Hazine Payı , geriye kalan 122,093,798 TL tutarındaki kısmı Not 13.5'de açıklanan arabağlantı gelirleri üzerinden hesaplanan Hazine Payı anapara tutarlarından oluşmaktadır.

Şebekelerarası irtibat gider karşılığı olarak ayrılan 10,285,795 TL'nın 4,814,250 TL tutarındaki kısmı Türk Telekom arabağlantı faturaları için ayrılan karşılıktan, 3,469,255 TL tutarındaki kısmı GSM Roaming gider karşılığından ve kalan 2,002,290 TL tutarındaki kısmı 2000 yılı Ekim, Kasım ve Aralık ayları TRT payından (Not 13.8) oluşmaktadır.

Gecikme faizi ve ceza karşılığı olarak ayrılan 432,866,287 TL'nın, sırasıyla, 145,271,725 TL ve 136,941,777 TL tutarındaki kısımları Not 13.7'de açıklanan Hazine Payı KDV'sine ait vergi cezası ve gecikme faizlerinden, 83,528,363 TL ve 54,546,606 TL tutarlarındaki kısımları sırasıyla Not 13.4 ve 13.5'te açıklanan hazine payı gecikme faizlerinden, 1,532,846 TL tutarındaki kısmı Not 13.8'da açıklanan 2000 yılı Ekim, Kasım ve Aralık ayları TRT payı gecikme faizinden, 6,973,129 TL tutarındaki kısmı Not 13.11'da açıklanan Rekabet Kurulu ceza karşılığından ve kalan 4,071,841 TL ise Türk Telekom ile olan birtakım uyuşmazlıklardan kaynaklanan gecikme faiz karşılıklarından oluşmaktadır.

GELİR TABLOSU

Faaliyetlerle İlgili Diğer Gelirler ve Karlar

	31 Mart 2002	31 Mart 2001
Kur farkı gelirleri	167,106,660	47,447,881
Reeskont	9,997,592	9,074
Kira gelirleri	981,390	802,299
Komisyon gelirleri	357,901	295,017
Kampanya Gelirleri	27,287	52,230
Kambiyo karları	-	43,157,635
Diğer Gelirler	230,087	1,579,956
	178,700,917	**93,344,092**

Diğer Olağanüstü Giderler ve Zararlar (-)

	31 Mart 2002	31 Mart 2001
Sabit kıymet satış zararı	11,187	1,121,617
	11,187	**1,121,617**

23 "Diğer Alacaklar" ile "Diğer Kısa veya Uzun Vadeli Borçlar" hesap kalemi içinde bulunan ve bilanço aktif toplamının yüzde birini aşan, personelden alacaklar ile personele borçlar tutarlarının ayrı ayrı toplamları:

Yoktur.

24 **Ortaklar, iştirakler ve bağlı ortaklıklardan alacaklar nedeniyle ayrılan şüpheli alacak tutarları ve bunların borçluları:**

Yoktur.

25 **Vadesi gelmiş bulunan ve henüz vadesi gelmeyen alacaklar için ayrılan şüpheli alacak tutarları (bu tutarlar ayrı toplamlar olarak gösterilir):**

	Vadesi Geçmiş	Vadesi Gelmemiş	Toplam
31 Mart 2002	167,715,797	5,470,308	173,186,105
31 Mart 2001	101,738,885	5,211,736	106,950,621

26 **İşletme ile dolaylı sermaye ve yönetim ilişkisine sahip iştirakler ve bağlı ortaklıkların dökümü, iştirakler ve bağlı ortaklıklar hesabında yer alan ortakların isimleri ve iştirak oran ve tutarları, sözkonusu ortaklıkların düzenlenen en son mali tablolarında yer alan dönem karı veya zararı, net dönem karı veya zararı ile bu mali tabloların ait olduğu dönem, kurul standartlarına göre hazırlanıp hazırlanmadığı, bağımsız denetime tabi tutulup tutulmadığı ve bağımsız denetim raporunun olumlu, olumsuz ve şartlı olmak üzere hangi türde düzenlendiği:**

31 Mart 2002 ve 2001 tarihleri itibariyle, Şirket'in iştirakleri ve bağlı ortaklıkları ile ilgili bilgiler aşağıdaki gibidir.

	İştirak Tutarı		İştirak Oranı (%)	
	31 Mart 2002	31 Mart 2001	31 Mart 2002	31 Mart 2001
A-) İştirakler				
Fintur	114.978.109	89.090.227	25	25
Toplam	**114.978.109**	**89.090.227**		
Sermaye Taahhütleri (-)	-	-		
Değer Düşüklüğü Karşılığı (-)	(86.019.551)	(13.766.010)		
İştirakler – Net	**28.958.558**	**75.324.217**		
B-) Bağlı Ortaklıklar				
KKTCell	16.999.999	16.999.999	100	100
Global	16.687.360	16.687.360	100	100
Corbuss	871.200	871.200	99	99
Turktell	834.600	834.600	100	100
Mapco	2.800.000	1.400.000	70	70
Platco	-	1.400.000	-	70
Toplam	**38.193.159**	**38.193.159**		
Sermaye Taahhütleri (-)	(96.704)	(3.731.854)		
Değer Düşüklüğü Karşılığı (-)	(3.028.359)	(1.892.775)		
Bağlı Ortaklıklar - Net	**35.068.096**	**32.568.530**		
Finansal Duran Varlıklar	**64.026.654**	**107.892.747**		

Finansal duran varlıklar maliyet bedelleriyle kaydedilmektedir. Net defter değerinin maliyet bedelinden düşük olması durumunda, finansal duran varlıklar net defter değerleri ile değerlenmektedir. Finansal duran varlıkların net defter değerleri ile değerlenmeleri durumunda oluşan değer düşüş karşılıkları, "Finansal Duran Varlıklar" ve "Diğer Faaliyetlerden Giderler ve Zararlar" hesaplarında gösterilmiştir.

Yukarıda belirtilenler dışında, 31 Mart 2002 ve 2001 tarihleri itibariyle, Şirket'in dolaylı olarak iştirak ettiği firmalar aşağıdaki gibidir:

		Dolaylı İştirak Oranı (%)	
Firma Adı	**Ülkesi**	**31 Mart 2002**	**31 Mart 2001**
Kıbrıs Online Limited	K.K.T.C.	60	60
Digital Platform İletişim Hizmetleri A.Ş. (Digital Platform)	Türkiye	25	25
Molfintur S.R.L.	Moldavya	25	25
Superonline Uluslararası Elektronik Bilgilendirme Ve Haberleşme Hizmetleri A.Ş. (Superonline)	Türkiye	25	25
Topaz Telekomünikasyon Yayıncılık, Reklamcılık Sanayi ve Ticaret A.Ş. (Topaz)	Türkiye	25	25
Gürtel Telekomünikasyon Yatırım ve Dış Tic.A.Ş.	Türkiye	25	25
Global LLC	Gürcistan	25	25
Mobicom Bilgi İletişim Hizmetleri A.Ş. (Mobicom)	Türkiye	25	23
Azertel	Türkiye	20	20
Verinet Uydu Haberleşme Sanayi ve Ticaret A.Ş. (Verinet)	Türkiye	25	20
Geocell LLC	Gürcistan	21	20
I.M. Moldcell S.A.	Moldavya	19	19
Alo Vatan Telefondienste GmbH	Almanya	19	15
Alo Vatan Telefondienste GmbH	Avusturya	19	15
Millenicom GmbH	Almanya	19	15
Milleni.Com (U.S.) Corporation	ABD	19	15
European Telecommunication Holding E.T.H. A.G. (ETH)	Almanya	19	15
Azercell Telekom BM	Azerbaycan	13	13
GSM Kazakhstan LLP AOA Kazakhtelecom	Kazakistan	13	13
CSC Novacell	Ukrayna	19	-
Digital Hizmetler Pazarlama A.Ş. (Digital Pazarlama)	Türkiye	13	13
Azeronline Limited	Azerbaycan	7	7
Bilişim ve Eğitim Teknolojileri Yapım ve Yayın Hizmetleri A.Ş.	Türkiye	100	-
Digikids İnteraktif Çocuk Programları Yapımcılığı ve Yayıncılığı A.Ş.	Türkiye	60	60
Siber Eğitim ve İletişim Teknolojileri A.Ş.	Türkiye	50	50
Hayat Boyu Eğitim A.Ş.	Türkiye	75	75

Şirket'in yönetim kurulunun 28 Şubat 2002 tarihinde yapılan toplantısında, Şirket'in iştiraklerinden Fintur'un yeniden yapılandırılması ve ortaklık yapısının yeniden düzenlenmesine karar verilmiştir. Bu karar doğrultusunda, Fintur'un diğer ortakları olan Sonera Corporation ve Çukurova Grubu (Çukurova Holding A.Ş., Çukurova Investment, Yapı Kredi ve Yapı Kredi Holding B.V.) ile bir niyet mektubu imzalanmıştır.

Buna göre, Fintur'un tamamına ya da çoğunluk hisselerine sahip olduğu teknoloji şirketleri (Topaz, Mobicom, Superonline, ETH, Verinet, Digital Platform, Digital Pazarlama ve Fintur Technologies B.V.) Çukurova Grubu'na devredilecek, buna karşılık Çukurova Grubu'nun sahip bulunduğu %39.69 oranındaki Fintur hisselerinin %16.45'ini Şirket'e ve %23.24'ü Sonera Corporation'a devredilecektir. Yeniden yapılanma sonucunda, Fintur sadece Azerbaycan, Kazakistan, Moldova ve Gürcistan'da faaliyet gösteren GSM operatörlerinin çoğunluk hisselerine sahip olacaktır. Hisse devirleri sonucunda, Şirket'in Fintur'daki payı %25'ten %41.45'e yükselecektir.

Bu işlemler sonucunda Şirket'in Çukurova Grubu'na yapacağı net ödemenin 75 milyon ABD Doları ile sınırlı olması öngörülmektedir. 28 Şubat 2002 tarihinde imzalanan niyet mektubu şartları gereğince Çukurova Holding A.Ş. ve Yapı Kredi'ye sırasıyla 29,634,500 ABD Doları ve 5,736,000 ABD Doları tutarında hisse satış bedeli avansı olarak ödeme yapılmıştır. Ancak, Şirket'in Fintur ve sözkonusu teknoloji şirketlerinden alacaklı olduğu tutarların, bu işlemler ile ilgili yapması gerekecek ödemenin büyük bir bölümüne karşılık gelmesi nedeniyle, Şirket'in 2002 yılı nakit akışının bu işlemlerden önemli ölçüde etkilenmesi beklenmemektedir.

Yukarıda bahsedilen işlemlerin gerçekleşmesi ve nihai rakamların oluşması gerekli izinlerin alınmasına, özel denetim ve bağımsız denetim çalışmalarının sonuçlarına ve nihai anlaşmanın imzalanmasına bağlıdır.

Şirket, dolaylı iştiraklerinden Moldcell, Geocell ve Kazakcell için yukarıda açıklanan yapı değişikliği sebebiyle doğabilecek birtakım finansal ve operasyonel sıkıntıları öngörerek bu şirketlere olan her türlü desteğinin devam edeceği taahüdünü vermiştir. Şirket'in ilgili taahütünü içeren niyet mektupları 4 Mart 2002 tarihinde imzalanmıştır.

<u>İştirak ve Bağlı ortaklıklarla ilgili bilgiler (31 Mart 2002)</u>

	Mali tablo Dönemi	Dönem Karı/(Zararı)	Net Dönem Karı/(Zararı)
İştirakler			
Fintur (*)	1 Ocak – 31 Mart 2002	(77,168,000)	(77,168,000)
Bağlı Ortaklıklar			
KKTCell	1 Ocak – 31 Mart 2002	(12,161,730)	(12,161,730)
Global	1 Ocak – 31 Mart 2002	1,239,199	1,239,199
Corbuss	1 Ocak – 31 Mart 2002	(2,489)	(2,489)
Turktell	1 Ocak – 31 Mart 2002	132,126	132,126
Mapco	1 Ocak – 31 Mart 2002	(343,824)	(343,824)

İstirak ve Bağlı ortaklıklarla ilgili bilgiler (31 Mart 2001)

	Mali tablo Dönemi		Dönem Karı/(Zararı)	Net Dönem Karı/(Zararı)
İstirakler				
Fintur (*)	1 Ocak	– 31 Mart 2001	(73,596,000)	(73,596,000)
Mapco	1 Ocak	– 31 Mart 2001	(1,482,980)	(1,482,980)
Platco	1 Ocak	– 31 Mart 2001	(40.841)	(40.841)
Bağlı Ortaklıklar				
KKTCell	1 Ocak	– 31 Mart 2001	(752.496)	(752.496)
Global	1 Ocak	– 31 Mart 2001	(1,415,690)	(1,415,690)
Corbuss	1 Ocak	– 31 Mart 2001	71,047	46,835
Turktell	1 Ocak	– 31 Mart 2001	(338.513)	(338.513)

(*) Yurtdışı şirketlerin son mali tablo karları tam ABD Doları olarak ifade edilmiştir.

İştiraklerin ve bağlı ortaklıkların, 31 Mart 2002 ve 2001 tarihleri itibariyle faaliyette bulundukları ülkelerin muhasebe prensiplerine göre düzenlenen mali tabloları bağımsız denetime tabi tutulmamıştır.

27 İştirakler ve bağlı ortaklıklarda içsel kaynaklardan yapılan sermaye arttırımı nedeniyle elde edilen bedelsiz hisse senedi tutarları:

Yoktur.

28 Taşınmazlar üzerinde sahip olunan ayni haklar ve bunların değerleri:

Yoktur.

29 Duran varlıklarda son üç yılda yapılan yeniden değerleme tutarları:

1998 yılında GSM lisansının alınması ile birlikte, Şirket imtiyazlı şirket statüsüne girdiğinden yürürlükteki vergi mevzuatı çerçevesinde sabit kıymetlerini yeniden değerleyememektedir.

30 Yabancı paralarla temsil edilen ve kur garantisi olmayan alacak ve borçlar ile aktifte mevcut yabancı paraların ayrı ayrı tutarları ve Türk Lirası'na dönüştürülme kurları:

(Aşağıdaki tablolarda döviz tutarları ve değerleme kurları tam değerleri ile ifade edilmiştir.)

31 Mart 2002

Dövizli Varlıklar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Hazır Değerler			
Kasa			
ABD Doları	23,494	1,336,858	31.408
Euro	11,015	1,166,141	12.845
		Toplam	**44.253**
Bankalar			0
ABD Doları	126,653,510	1,337,794	169.436.306
Euro	673,113	1,166,958	785.495
			170.221.800
Kısa Vadeli Ticari Alacaklar			
Alıcılar			
ABD Doları	21,460,297	1,337,794	28.709.457
Euro	4,038,180	1,166,958	4.712.386
			33.421.843
Diğer Kısa Vadeli Alacaklar			
Ortaklardan Alacaklar			
ABD Doları	40,321,101	1,337,794	53.941.327
			53.941.327
İştiraklerden Alacaklar			
ABD Doları	45,881,710	1,337,794	61.380.276
Euro	17,753,546	1,166,958	20.717.643
			82.097.919
Bağlı Ortaklıklardan Alacaklar			
ABD Doları	1,191,304	1,337,794	1.593.719
			1.593.719
Kısa Vadeli Diğer Alacaklar			
ABD Doları	7,244,435	1,337,794	9.691.562
			9.691.562
Diğer Dönen Varlıklar			
ABD Doları	10,658,642	1,337,794	14.259.067
Euro	23,498,945	1,166,958	27.422.282
İngiliz Sterlini	48,186	1,906,660	91.875
			41.773.224
Uzun Vadeli Ticari Alacaklar			
Verilen Depozito ve Teminatlar			
ABD Doları	72,690	1,337,794	97.244
			97.244
Diğer Uzun Vadeli Alacaklar			
ABD Doları	10,085,000	1,337,794	13.491.652
			13.491.652
Maddi Duran Varlıklar			
Verilen Sipariş Avansları			
İsveç Kronu	181,931,446	128,518	23.381.466
			23.381.466
	Genel Toplam		**429,756,009**

Dövizli Borçlar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Finansal Borçlar			
Uzun Vadeli Kredilerin Anapara Taksit ve Faizler			
ABD Doları	424,097,986	1,344,246	570,092,021
			570,092,021
Uzun Vadeli Banka Kredileri			
ABD Doları	1.138.112.924	1,344,246	1,529,903,746
			1,529,903,746
Ticari Borçlar			
Satıcılar			
ABD Doları	8.565.144	1.344.246	11.513.660
İsveç Kronu	1.327.275.973	129,856	172,354,749
İngiliz Sterlini	553,743	1,916,626	1,061,319
Euro	3,962,844	1,172,586	4,646,775
			189,576,502
Diğer Kısa Vadeli Borçlar			
Kısa Vadeli Diğer Borçlar			
ABD Doları	31,495	1,344,246	42,337
Euro	6,496	1,172,586	7,617
			49.954
Alınan sipariş Avansları			
ABD Doları	72,362	1,344,246	97,273
			97,273
Borç ve Gider Karşılıkları			
İsveç Kronu	27,717,993	129,856	3,599,348
			3,599,348
			2.293.318.843

31 Mart 2001

Dövizli Varlıklar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Hazır Değerler			
Kasa			
USD	14,606	1,020,560	14,906
GBP	10,255	1,455,447	14,926
		Toplam	**29,832**
Bankalar			
USD	60,233,744	1,020,560	61,472,150
SEK	504	97,937	49
DEM	68	460,753	31
GBP	12,834	1,455,447	18,679
			61,490,909
Kısa Vadeli Ticari Alacaklar			
Alıcılar			
USD	14,559,815	1,020,560	14,859,165
FRF	948,395	137,380	130,291
DEM	775,065	460,753	357,114
			15,346,570
Diğer Kısa Vadeli Alacaklar			
Ortaklardan Alacaklar			
USD	4,980,345	1,020,560	5,082,741
			5,082,741
İştiraklerden Alacaklar			
DEM	1,306,000	460,753	601,743
			601,743
Bağlı Ortaklıklardan Alacaklar			
GBP	19,462	1,455,447	28,326
USD	1,131,770	1,020,560	1,155,039
			1,183,365
Diğer Dönen Varlıklar			
USD	36,703,634	1,020,560	37,458,261
GBP	1,175	1,455,447	1,710
DEM	108,244,651	460,753	49,874,048
			87,334,019
Uzun Vadeli Ticari Alacaklar			
Verilen Depozito ve Teminatlar			
USD	72,856	1,020,560	74,354
			74,354
Maddi Duran Varlıklar			
Verilen Sipariş Avansları			
SEK	603,152,789	97,937	59,070,975
USD	16,388,113	1,020,560	16,725,053
			75,796,028
Genel Toplam			**246,939,561**

Dövizli Borçlar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Finansal Borçlar			
Uzun Vadeli Kredilerin Anapara Taksit ve Faizler			
USD	483,942,162	1,025,482	496,273,976
			496,273,976
Uzun Vadeli Banka Kredileri			
USD	1,529,171,101	1,025,482	1,568,137,439
			1,568,137,439
Ticari Borçlar			
Satıcılar			
USD	20,826,419	1,025,482	21,357,117
SEK	1,113,052,910	98,956	110,143,264
FRF	50,266,241	138,043	6,938,903
GBP	1,572,999	1,463,055	2,301,384
DEM	24,837,210	462,975	11,499,007
CHF	432,910	592,661	256,569
			152,496,244
Borç senetleri			
USD	500,000	1,025,482	512,741
			512,741
Diğer Kısa Vadeli Borçlar			
Kısa Vadeli Diğer Borçlar			
USD	352,966	1,025,482	361,961
GBP	11,160	1,463,055	16,328
			378,289
Alınan sipariş Avansları			
USD	21,205	1,025,482	21,745
			21,745
Borç ve Gider Karşılıkları			
Diğer Borç ve Gider Karşılıkları			
GBP	364,041	1,463,055	532,612
USD	47,550,277	1,025,482	48,761,953
			49,294,565
			2,267,114,999

31 Ortaklar, iştirakler ve bağlı ortaklıklar lehine verilen garanti, taahhüt, kefalet, avans, ciro gibi yükümlülüklerin tutarı:

İştirakler ve bağlı ortaklıklar lehine, 31 Mart 2002 ve 2001 tarihleri itibariyle verilen garantilerin dağılımı aşağıdaki gibidir:

	31 Mart 2002	31 Mart 2001
Digital Platform	116,401,805	-
Moldcell	6,688,970	-
Geocell	4,816,058	-
Toplam	**127,906,833**	**-**

Digital Platform, Moldcell ve Geocell lehine verilen garantiler, sözkonusu şirketlerin muhtelif bankalardan kullandıkları nakdi ve gayrinakdi krediler karşılığında ilgili bankalara verilmiştir.

32 Kategorileri itibariyle yıl içinde çalışan personelin ortalama sayısı:

31 Mart 2002 ve 2001 tarihlerinde sona eren hesap dönemlerinde, çalışan personelin ortalama sayısı aşağıdaki gibidir.

	31 Mart 2002	31 Mart 2001
Yönetici	314	131
Diğer	1,889	2,365
Toplam	**2,203**	**2,496**

33 Mali tabloları önemli ölçüde etkileyen ya da mali tabloların açık, yorumlanabilir ve anlaşılabilir olması açısından açıklanması gerekli olan diğer hususlar:

Şirket'in, detayları Not 13'de açıklanan birtakım kurum ve kuruluşlar ile arasındaki uyuşmazlıklarla ilgili olarak, SPK Muhasebe Standartları uyarınca ayrılan karşılıkları gösteren tablo aşağıdaki gibidir.

	31 Mart 2002	31 Mart 2001
Hazine Payı KDV'si gecikme faizi ve ceza karşılığı (Notlar 13.7)	282,213,502	-
Arabağlantı üzerinden Ek Hazine Payı karşılığı (Not 13.5)	176,640,404	-
VAS üzerinden Ek Hazine Payı karşılığı (Not 13.4)	165,738,142	67,190,710
Lisans KDV'si gecikme faizi ve ceza karşılığı (Not 13.6)	17,427,022	61,906,264
Tazminat giderleri karşılığı	1,000,000	1,000,000
EKP ve TGM üzerinden Ek Hazine Payı karşılığı (Not 13.3)	-	37,158,436
ÖİV ve DV üzerinden Ek Hazine Payı karşılığı (Not 13.4)	-	7,786,293
Toplam	**643,019,070**	**113,135,439**

Şirket yönetiminin davalar ile ilgili olarak hukukçularının görüşleri ve benzer konulardaki yargı içtihatları gözönünde bulundurarak yapmış olduğu değerlendirme bu davaların Şirket lehine sonuçlanacağı şeklinde olduğundan ilgili davalar için ayrılan karşılıklar aşağıdaki şekilde revize edilmiştir:

	31 Aralık 2001	İptal Edilen	31 Mart 2002
Not 13.3	68,509,731	(68,509,731)	-
Not 13.4	171,454,673	(28,511,424)	142,943,249
Not 13.6	94,204,594	(76,777,572)	17,427,022
Toplam	**334,168,998**	**(173,798,727)**	**160,370,271**

34 Dönemin vergi karşılıkları:

31 Mart 2002 ve 2001 tarihleri itibariyle kurumlar vergisi oranı %30'dur. Bu oran üzerinden %10 fon kesintisi ile beraber toplam kurumlar vergisi yükü %33 olmaktadır. Kurumlar vergisine ilave olarak bir gelir vergisi stopajı da öngörülmektedir. Bakanlar Kurulu bu stopaj oranını %25'e kadar belirlemekle yetkili kılınmıştır. 2002 yılına ilişkin olarak bu oran %15 (hisseleri İstanbul Menkul Kıymetler Borsası'nda işlem gören kuruluşlar için %5) olarak öngörülmüştür. Bu oran üzerinden %10 fon kesintisi ile beraber toplam gelir vergisi stopaj yükü %16.5 (hisseleri İMKB'de işlem gören kuruluşlar için %5.5) olmaktadır. Ancak bu gelir vergisi stopajı, sadece kar payı dağıtımı anında ve sadece kar payı olarak dağıtılacak tutarlar üzerinden tahakkuk ettirilecek ve ödenecektir. Not 9'da belirtilen yatırım indirimi tutarları kurumlar vergisine tabi değildir. Ancak bu tutarlar toplam % 19.8 oranında gelir vergisi stopajına tabidir.

Şirket'in sermayesine ilave ettiği Azertel ile Gürtel şirketlerinin satışından sağlanan kazancı gelir vergisi kapsamında bulunduğundan sözkonusu tutara isabet eden gelir vergisi hesaplanmış ve 2000 yılında vergi karşılığı olarak mali tablolara yansıtılmıştır. Ancak, ayrılan vergi karşılığı, ilgili ödemenin yapılması, yürürlükteki mevzuat çerçevesinde, Şirket'in mali karının çıkmasına bağlı olduğundan ve Şirket'in 2001 ve 2000 hesap dönemlerini zarar ile kapamasından dolayı, bilançonun uzun vadeli borçlar kısmında "Ertelenen ve Taksite Bağlanan Devlet Alacakları" hesabında gösterilmiştir.

31 Mart 2002 tarihi itibariyle sona eren dönemde mali kar çıkmasına karşın birikmiş zarar tutarının dönem karından daha yüksek olması nedeniyle vergi karşılığı ayrılmamıştır. (31 Mart 2001 tarihi itibariyle mali zarar açıklanmıştır.)

(Tutarlar aksi belirtilmedikçe milyon TL olarak ifade edilmiştir.)

1 Dönemin tüm amortisman giderleri ile itfa ve tükenme payları:

31 Mart 2002 ve 2001 tarihlerinde sona eren üç aylık hesap dönemlerinde, amortisman ve tükenme payları aşağıdaki gibidir:

	31 Mart 2002	31 Mart 2001
a) Amortisman giderleri	101,561,570	73,109,972
aa) Normal amortisman giderleri	101,561,570	73,109,972
ab) Yeniden değerlemeden doğan amortisman giderleri	-	-
b) İtfa ve tükenme payları	4,100,095	3,082,331
	105,661,665	**76,192,303**

2 Dönemin reeskont ve karşılık giderleri:

31 Mart 2002 ve 2001 tarihlerinde sona eren üç aylık hesap dönemlerinde, reeskont ve karşılık giderleri aşağıdaki gibidir:

	31 Mart 2002	31 Mart 2001
Hazine payı karşılığı (Bilanço dipnotu 13.4 ve 22)	63,606,011	22,029,056
Gecikme faiz ve ceza karşılıkları	58,268,274	12,425,326
Finansal duran varlıklar değerler düşüklüğü karşılığı	45,714,143	-
Alt yapı ve transmisyon	16,831,469	-
Satış pazarlama giderleri karşılığı	16,208,805	11,509,330
Şüpheli alacak karşılığı	14,450,692	19,456,575
Reeskont giderleri karşılığı	5,404,982	1,080,860
Şebekelerarası irtibat gider karşılığı (Bilanço dipnotu 13.8 ve 22)	5,059,080	32,123,895
Kıdem tazminatı karşılığı	1,091,411	564,695
Finansman giderleri karşılığı	-	5,166,407
Diğer karşılıklar	4,210,063	-
	230,844,930	**104,356,144**

Gecikme faiz ve ceza karşılıklarının 23,702,284 TL, 22,069,733 TL, 12,145,856 TL ve 350,401 TL tutarındaki kısımları, sırasıyla, Hazine Payı KDV'si, Arabağlantı, Ek Hazine Payı ile TRT payı için 31 Mart 2001 tarihi itibariyle hesaplanan gecikme faizlerinden oluşmaktadır (Bilanço dipnotları 13.7, 13.4, 13.5 ve 13.8).

3 **Dönemin tüm finansman giderleri:**

31 Mart 2002 ve 2001 tarihlerinde sona eren üç aylık hesap dönemlerinde, finansman giderleri ve bunların dağılımı aşağıdaki gibidir:

	31 Mart 2002	31 Mart 2001
Stok maliyetine verilen	-	-
Sabit varlık maliyetine verilen	513,410	512,218,367
Doğrudan gider yazılan	124,509,848	310,250,323
	125,023,258	**822,468,690**

4 **Dönemin finansman giderlerinden ortaklar, bağlı ortaklık ve iştiraklerle ilgili kısmın tutarı (toplam tutar içindeki payları % 20'yi aşanlar ayrıca gösterilecektir):**

6 numaralı gelir tablosu dipnotunda açıklanmıştır.

5 **Ortaklar, bağlı ortaklık ve iştiraklere yapılan satışlar ve alışlar (toplam tutar içindeki payları % 20'yi aşanlar ayrıca gösterilecektir):**

31 Mart 2002 ve 2001 tarihlerinde sona eren üç aylık hesap dönemlerinde, Şirket'in ortakları ve bağlı ortaklıklarına yaptığı satışlar ve alışlar aşağıdaki gibidir :

Satışlar :

	31 Mart 2002	31 Mart 2001
Ortaklar		
Yapı Kredi	101,843	27,476
Genel Sigorta	-	781
Pamukbank	25,317	-
	127,160	**28,257**
Bağlı Ortaklıklar		
Global	6,390	5,557
KKTCell	197,757	1,390,674
Corbuss	-	
Turktell	-	
	204,147	**1,396,231**
	331,307	**1,424,488**

Alışlar :

	31 Mart 2002	31 Mart 2001
Ortaklar		
Genel Sigorta	1,435,967	666,249
Yapı Kredi	-	497
	1,435,967	**666,746**
Bağlı Ortaklıklar		
Global	5,516,482	3,490,594
Corbuss	85,828	1,421,310
KKTCell	651,110	235,237
Mapco	542,988	-
	6,796,408	**5,147,141**
	8,232,375	**5,813,887**

6 **Ortaklar, bağlı ortaklık ve iştiraklerden alınan ve bunlara ödenen faiz, kira ve benzerleri (toplam tutar içindeki payları % 20'yi aşanlar ayrıca gösterilecektir):**

31 Mart 2002 ve 2001 tarihlerinde sona eren üç aylık hesap dönemlerinde, Şirket'in ortakları, bağlı ortakları ve iştiraklerinden alınan ve bunlara verilen faizler aşağıda belirtildiği gibidir:

	31 Mart 2002		31 Mart 2001	
	Alınan	**Ödenen**	**Alınan**	**Ödenen**
Yapı Kredi	15,707,794	228,949	7,788,299	635,479
Pamukbank	136,122	4,081	1,741,279	19
Diğer	5,823	-	16,007	-
	15,849,739	**233,030**	**9,545,585**	**635,498**

31 Mart 2002 ve 2001 tarihlerinde sona eren üç aylık hesap dönemlerinde, Şirket'in ortakları, bağlı ortakları ve iştiraklerinden alınan kiralar aşağıda belirtildiği gibidir:

	31 Mart 2002		31 Mart 2001	
	Alınan	**Ödenen**	**Alınan**	**Ödenen**
Global	484,770	-	265,867	-
Mapco	1,035	-	21,477	-
Corbuss	828	-	83,948	-
Turktell	-	-	11,524	-
Platco	-	-	24,997	-
	486,633	**-**	**407,813**	**-**

7 **Yönetim Kurulu başkan ve üyeleri ile genel müdür, genel koordinatör, genel müdür yardımcıları gibi üst düzey yöneticilere cari dönemde sağlanan ücret ve benzeri menfaatlerin toplam tutarı:**

31 Mart 2002 ve 2001 tarihlerinde sona eren üç aylık hesap dönemlerinde, üst düzey yöneticilere sağlanan ücret ve benzeri menfaatler toplamı, sırasıyla, 650,000 TL ve 1,096,659 TL olmuştur.

8 **Amortisman hesaplama yöntemleri ile bu yöntemlerde yapılan değişikliklerin dönem amortisman giderlerinde meydana getirdiği artış (+) veya azalış (-):**

Yoktur.

9 **Stok maliyeti hesaplama sistemleri (safha veya sipariş maliyeti gibi) ve yöntemleri (ağırlıklı ortalama maliyet, ilk giren ilk çıkar, hareketli ortalama maliyet gibi):**

Ağırlıklı ortalama maliyet yöntemi kullanılmaktadır.

10 Varsa, tamamen veya kısmen fiili stok sayımı yapılmamasının gerekçeleri:

Dönem sonu itibariyle stok sayımı yapılmıştır.

11 Yurtiçi ve yurt dışı satışlar hesap kalemi içinde yer alan ürün, hurda, döküntü gibi maddelerin satışları ile hizmet satışlarının ayrı ayrı toplamlarının brüt satışların yüzde yirmisini aşması halinde bu madde ve hizmetlere ilişkin tutarlar:

	31 Mart 2002	31 Mart 2001
Konuşma Gelirleri	573,839,377	374,507,213
Yurtdışı Satış Gelirleri	28,457,824	17,377,049
Tesis ve Sabit Ücret Gelirleri	15,377,623	30,561,970
Simkart Satış Gelirleri	5,437,869	5,288,000
Diğer Satış Gelirleri	10,729,579	15,477,580
	633,842,272	**443,211,812**

12 İşletmenin varsa satışlarıyla ilgili teşvik ve sübvansiyonlar hakkında bilgi:

Yoktur.

13 Önceki döneme ilişkin gelir ve karlar ile önceki döneme ait gider ve zararların tutarlarını ve kaynaklarını gösteren açıklayıcı not:

31 Mart 2002 ve 2001 tarihlerinde sona eren üç aylık hesap dönemlerinde, önceki dönem giderleri sırasıyla 584,073 TL ve 2,248,337 TL tutarlarındadır. 584,073 TL tutarının 564,226 TL tutarındaki kısmı önceki döneme isabet eden hazine paylarından, kalan 19,847 TL tutarındaki kısım ise hesap kapanışları sonrasında gelen önceki dönem faturalarından oluşmaktadır.

14 Adi ve imtiyazli hisse senetleri için ayrı ayrı gösterilmek koşuluyla hisse başına kar ve kar payı oranları (kısaltılmamış tam Türk Lirası olarak):

Şirket 31 Mart 2002 tarihinde sona eren üç aylık hesap döneminde hisse başına kar 567 TL olarak hesaplanmıştır. Şirket mali tablolarında bulunan birikmiş zararların dönem karından daha büyük olması sebebiyle dağıtıma esas kar çıkmamaktadır.

15 Her bir ana üretim grubu için ayrı ayrı olmak üzere, işletmenin dönem içinde gerçekleştirdiği mal ve hizmet üretim miktarlarındaki değişmeler:

İşletmenin dönem içinde gerçekleştirdiği hizmet üretim miktarlarındaki değişmeler aşağıda Not 16'da açıklandığı gibidir.

16 Her bir ana satış grubu için ayrı ayrı olmak üzere, işletmenin dönem içinde gerçekleştirdiği mal ve hizmet satış miktarlarındaki değişmeler:

	Birim	31 Mart 2002	31 Mart 2001
Konuşma süresi	(Dakika)	1,383,839,115	1,647,501,668
Hazır kart kullanımı	(Kontür)	2,602,094,939	2,253,868,861
Simkart satışı	(Adet)	831,149	2,237,761
Hat tesisleri	(Adet)	921,060	1,482,943

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2002

Turkcell Iletisim Hizmetleri A.S.

By:

Name: Muzaffer Akpınar
Title: Chief Executive Officer